FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of March, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

an announcement on 2009 annual results of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on March 24, 2010.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT OF RESULTS FOR 2009

Power generation by domestic power plants: Consolidated operating revenue: Profit attributable to equity holders of the Company: Earnings per share: Final dividend:	203.520 billion kWh RMB76.863 billion RMB4.930 billion RMB0.41 RMB0.21 per ordinary share (inclusive of tax)

SUMMARY OF OPERATING RESULTS

The Board of Directors (the ÒBoardÓ) of Huaneng Power International, Inc. (the ÒCompanyÓ or ÒHuaneng InternationalÓ) hereby announces the audited operating results of the Company and its subsidiaries for the year ended 31 December 2009.

For the twelve months ended 31 December 2009, the Company recorded operating revenue of RMB76.863 billion, representing an increase of 13.31% compared to the same period of the previous year, and profit attributable to equity holders of the Company of RMB4.930 billion, representing an increase of 225.19% as compared with the same period of 2008. Earnings per share amounted to RMB0.41. The Board is satisfied with the Company’s performance last year.

The Board of the Company proposed to declare a cash dividend of RMB0.21 (inclusive of tax) for each ordinary share of the Company held by shareholders.

Details of the operating results are set out in the financial information attached.

BUSINESS REVIEW OF YEAR 2009

In 2009, in response to the international financial crisis and complicated operating situation, the management and all the staff of the Company worked together closely to overcome difficulties and make progress, achieving the target of turning a loss into a gain and in the meantime fulfilling the responsibility of supplying sufficient, reliable and clean electricity for the society. The Company also achieved new results in all aspects including safe production, operation management, energy saving, environmental protection, project development, capital operation and corporate governance. In Singapore, Tuas Power Ltd. recorded the best annual operating results since its incorporation despite of a complicated market environment, making contribution to the profits growth of the Company.

1.	OPERATING RESULTS

For the twelve months ended 31 December 2009, the Company recorded a net operating revenue of RMB76.863 billion, representing an increase of 13.31% compared to the same period of 2008. The Company achieved an equity profit of RMB4.930 billion, representing an increase of 225.19% as compared with the same period of last year, with an earnings per share of RMB0.41.

As at the end of 2009, net asset per share amounted to RMB3.49, representing an increase of 14.05% over 2008.

The Audit Committee of the Company convened a meeting on 22 March 2010 and reviewed the 2009 annual results of the Company.

2.	POWER GENERATION

In 2009, the Company’s total domestic power generation from all operating power plants on a consolidated basis amounted to 203.520 billion kWh, representing a 10.23% increase as compared to the same period of the previous year. The increase in the Company’s power generation was mainly attributable to the newly acquired power plants and the commencement of new generating units. The annual average utilization hours of the Company’s coal-fired generating units reached 5,220 hours, representing 381 hours above the average rate of the coal-fired generating units in China.

In 2009, the accumulated power generation of Tuas Power Ltd. in Singapore accounted for a market share of 24.3%, which was similar to the same period of the previous year.

3.	COST CONTROL

In 2009, the coal supply condition was relatively complicated. The Company had re-inforced the communication and negotiation with its key suppliers, thus maintained an efficient major source of coal supply. At the same time, the Company also kept close track on the international market and increased the procurement of imported coal. The Company actively developed and utilized the available internal resources of China Huaneng Group (ÒHuaneng GroupÓ), took full advantage of the economies of scale and management strength and made efforts to reduce the purchase price of fuel, so as to control fuel costs effectively.

The unit fuel cost of the Company’s domestic power plants was RMB215.73 per MWh in 2009, representing a decrease of 13.50% from the previous year.

4.	ENERGY SAVING AND ENVIRONMENTAL PROTECTION

The Company highly values energy saving and environmental protection. All the newly built generating units have been installed with flue-gas desulphurization facilities and at the same time the Company reinforced the environmental protection and enhancement work of the existing units. As at the end of 2009, all of the Company’s existing coal-fired generating units have installed with flue-gas desulphurization facilities.

In 2009, the average equivalent availability ratio of the Company’s domestic power plants was 91.95%. The average coal consumption rate for the power generated for the whole year of the Company was 301.18 gram/kWh, 5.47 gram/kWh lower than that of the same period of the previous year. The average coal consumption rate for power sold was 320.10 gram/kWh, representing a decrease of 5.84 gram/kWh as compared to the same period last year and 21.9 gram/kWh lower than the average level of the nation. The weighted average house consumption rate was 5.25%. The technical and economic indicators of the Company are maintained at a leading level in the PRC.

5.	PROJECT DEVELOPMENT

The construction projects of the Company progressed smoothly. Two 1,036MW ultra-supercritical coal-fired generating units at Guangdong Haimen Power Plant Phase I (Units 1 and 2), two 660MW coal-fired generating units at Jiangxi Jinggangshan Power Plant Phase II (Units 3 and 4), two 330MW coal-fired generating units at Liaoning Yingkou Co-generation (Units 1 and 2), two 350MW coal-fired generating units at Shandong Jining Co-generation (Units 1 and 2), one 1,030MW coal-fired generating unit at Jinling Power Plant Phase II in Nanjing, Jiangsu (Unit 3) and Inner Mongolia Huade Wind Power (with a total capacity of 49.5MW) have commenced operation in 2009. In addition, two 600MW coal-fired generating units at Gansu Pingliang Power Plant Phase II (Units 5 and 6) have completed the 168-hour trial run in February and March 2010, respectively.

On the other hand, Unit 4 (110MW) at Jining Power Plant in Shandong Province, Unit 2 (220MW) at Huaiyin Power Plant in Jiangsu Province and two 225MW coal-fired generating units at Xindian Power Plant in Shandong Province was closed during the year. The capacity of Unit 1 and Unit 4 of Shanghai Shidongkou I Power Plant has increased from 320 MW and 300 MW to 325 MW and 325MW, respectively. The capacity of each of Units 1, 2 and 3 of Pingliang Power Plant in Gansu Province has increased from 300 MW to 325 MW. The generation capacity of Sichuan Hydropower, in which the Company holds 49% interest, increased by 295MW in 2009.

To date, the Company had an equity-based generation capacity of 45,912MW and a controlling generation capacity of 49,433MW.

The preliminary work of planned projects of the Company also progressed smoothly. The overseas business has been further expanded. Tembusu multi-utilities complex of Tuas Power Ltd. (Singapore) has commenced the construction work.

6.	CAPITAL OPERATION

(1)
The acquisition of 55% equity interest in Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company and 41% equity interest in Huaneng Beijing Co-generation Limited Liability Company by the Company from Huaneng Group and Huaneng International Power Development Corporation (ÒHIPDCÓ), respectively took effect in September 2009. The controlling generation capacity and the equity-based generation capacity of the Company thus increased by 2,045MW and 1,006MW, respectively.

(2) The acquisition through which the Company acquired 65% equity interest in Huaneng Qidong Wind Power Generation Co. Ltd. from Huaneng New Energy

Industrial Holding Co. Ltd. took effect in September 2009. The controlling generation capacity and the equity-based generation capacity of the Company thus increased by 92MW and 60MW, respectively.

(3)
On 31 December 2009, the Company entered into an Equity Interest Transfer Contract with ShanDong Electric Power Corporation and ShanDong Luneng Development Group Company Limited for acquiring various power plants (together with their ancillary coal mines), marine transportation facilities and port assets owned by ShanDong Electric Power Corporation and ShanDong Luneng Development Group Company Limited. The acquisition is being vetted by the relevant government authorities. The target assets of the acquisition will fully capitalise the advantages of joint operation of coal enterprises and power enterprises, thus providing long-term stable income for the Company. The acquisition also brings about the combined synergy effect from the facilities of coal, power and harbour, which is conducive to cultivate new profit growth points of the Company.

7.	FUND RAISING

On 15 January 2010, the 8th Meeting of the Sixth Session of the Board of Directors approved in writing the scheme for non-public issue of A Shares and the non-public issue of H Shares. The parties participating in the non-public A Share issue will consist of not more than 10 designated investors including Huaneng Group. The party participating in the non-public H Share issue is China Hua Neng Group Hong Kong Limited (ÒHua Neng HKÓ). All participating parties will subscribe for the shares in cash. The number of A Shares and H Shares to be issued under the non-public issue will not exceed 1,200 million A Shares and 400 million H Shares respectively. The issue price per A Share would be not less than RMB7.13. The final subscription price per A Share will be ascertained on the book-building basis after obtaining the approvals for the new issue. The issue price per H Share is HKD4.97.

At present, the proposed issue has been approved at the general meeting and at the respective class meetings of the Company as well as by the State-owned Assets Supervision and Administration Commission of the PRC State Council (ÒSASACÓ). According to the applicable regulations, the proposed issue is still pending approvals by other competent governmental authorities.

PROSPECTS FOR 2010

In 2010, the impact of the international financial crisis still remains. The economy of China has witnessed relatively strong recovery, but there are still many uncertainties. The Company still faces challenges as well as opportunities in its development.

Regarding the power market, on the basis that the economic conditions of the PRC is further improving, power demand will maintain a trend of gradual growth, bringing about an opportunity for the Company to increase power generation. However, nationwide installed capacity keeps increasing significantly, bringing pressure on the growth of power utilization hours of the Company. In addition, the advancement of power system reform and the implementation of policies such as energy-saving power generation and dispatch will further consolidate the advantage of scale and leading position of the Company and further promote the efficiency and the strength of the Company, but in the meantime, this will bring certain uncertainties to the operations of the Company.

Regarding the coal market, the domestic annual thermal coal contracts signed by the Company provide fundamental protection for the coal supply for the Company. The contract on imported coal signed by the Company will stabilize price as well as ensuring essential resources supplement for coal supply of the Company’s power plants located in the coastal regions. However, there may be new problems and challenges in the stability of coal supply and coal price due to the influence of changes in the coal market and the railway transport capacity. The Company faces pressure on cost control as a result.

Regarding the capital market, China will continue to implement positive fiscal policies and moderately relaxed monetary policy, maintain continuity and stability of macro economic policies, and in the meantime make efforts to increase the pertinence and flexibility of policies according to new situations. This poses new requirements on the Company in watching closely the impact of macro economic policies (especially changes in monetary policies) on the Company, adjusting the Company’s financing strategy timely, ensuring fund supply and reducing financing costs.

In 2010, on the basis of ensuring safe and stable production and maximizing power generation, the Company will strive to achieve the annual power generation of the Company’s domestic power plants to 230 billion kWh, and increase the coal-fired generating unit utilization hours of the Company to 5,100 hours. The Company will actively expand fuel supply channels, enhance fuel cost management and strive to reduce fuel costs; control production costs strictly, consolidate and increase the profitability of the Company; continue its focus on energy saving and environment protection, keep reducing energy consumption levels and keep major technical and economic indicators positive; enhance the management of projects in progress, enhance the operation of new generating units, accelerate project development and increase the ability of the Company in sustainable development. In accordance with the guidance of the government on energy policies, the Company will accelerate the construction of highly efficient, environment friendly and large-scale thermal power bases, accelerate the construction of co-generation projects, speed up the development of coal and power integration projects, push forward the development of clean energy, such as natural gas and wind power projects, push forward the development of CDM projects, increase the weighting of clean energy of the Company and improve power generation structure to ensure sustainable development of the Company.

OPERATING AND FINANCIAL REVIEWS AND PROSPECTS (MANAGEMENT’S DISCUSSION AND ANALYSIS)

(Prepared under International Financial Reporting Standards (ÒIFRSÓ), unless otherwise specified)

General

The principal activities of the Company are investment, construction, operation and management of power plants. The Company provides stable and reliable electricity supply to customers through grid operators where the operating plants are located. The Company is committed to scientific development, increasing economic efficiency, enhancing returns for shareholders, conserving resources and protecting the environment. The Company also attaches importance to social responsibilities and makes active efforts to build a harmonious society.

Since its incorporation, the Company has continued to expand its operating scale, thus increasing its operating revenue. The Company has also been the industry leader in terms of competitiveness, effectiveness of resources utilization and environmental protection. Currently, the Company is one of the largest listed power producers in China. Its power generation operations are widely located, covering the Northeast China Grid, the Northern China Grid, the Northwest China Grid, the Eastern China Grid, the Central China Grid, the Southern China Grid and Singapore.

Looking back in 2009, the general recovery of China’s economy and increase in power demand has improved the Company’s operating conditions. With the strong support of the shareholders and concerted efforts of the employees, the Company thoroughly applied the scientific development view, focused on the annual production and operation targets, responded actively to changes in power, coal and capital markets, continued pursuing market expansion, enhanced cost control and capital management with the view to reduce cost and improve efficiency, and achieved the annual target of turning loss into profit. In the meantime, the Company continued to diligently fulfill its social responsibilities to provide sufficient, reliable and clean electric power and achieved new progress in the areas of energy saving, project construction, generating units renovation and environmental protection.

A.	OPERATING RESULTS

	1.	2009 operating results

The Company completed its acquisitions of Huaneng Beijing Co-generation Limited Liability Company, Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company and Huaneng Qidong Wind Power Generation Co., Ltd. in September 2009. The three power generation companies mentioned (Ònewly acquired power plantsÓ, hereinafter) are consolidated into the financial statements of the Company theresince.

The power generation of the Company’s power plants for the year ended 31 December 2009 was listed below (in billion kWh):

Power Plant	Power generation in 2009	Power generation in 2008	Change

Dalian	8.386	9.102	-7.87%
Dandong	4.078	4.209	-3.11%
Yingkou	9.402	10.735	-12.42%
Yingkou Co-generation	0.123	—	N/A
Shang’an	11.824	9.299	27.15%
Pingliang	5.077	7.201	-29.50%
Beijing Co-generation	4.394	4.998*	-12.08%
Yangliuqing Co-generation	6.007	6.793*	-11.57%
Yushe	4.464	4.951	-9.84%
Dezhou	14.910	14.022	6.33%
Jining	2.044	2.290	-10.74%
Xindian	3.345	4.241	-21.13%
Weihai	3.720	4.495	-17.24%
Rizhao Phase II	7.307	—	N/A
Qinbei	12.510	10.514	18.98%
Nantong	7.816	8.329	-6.16%
Nanjing	3.654	3.469	5.33%
Taicang	11.537	10.389	11.05%
Huaiyin	7.293	7.458	-2.21%

Jinling CCGT	2.273	2.204	3.13%
Qidong Wind Power	0.153	—	N/A
Shidongkou I	6.847	6.757	1.33%
Shidongkou II	6.691	7.534	-11.19%
Shanghai CCGT	0.847	0.598	41.64%
Luohuang	10.843	11.506	-5.76%
Changxing	1.585	1.516	4.55%
Yuhuan	19.913	19.442	2.42%
Yueyang	5.225	6.016	-13.15%
Jinggangshan	3.194	3.202	-0.25%
Fuzhou	8.511	8.129	4.70%
Shantou Coal-fired	6.198	7.020	-11.71%
Haimen	3.349	—	N/A

Total	203.520	184.628	10.23%

*
Beijing Co-generation and Yangliuqing Co-generation were newly acquired generation plants by the Company in 2009. The power generation for these two power plants in 2008 included herein is for reference only and is not included in the aggregate power generation of the Company in 2008.

In 2009, the power generated by Tuas Power in Singapore accounted for 24.30% of the total power generated in Singapore, maintaining a similar level from 2008.

In respect of the tariff, the Company’s average tariff of coal-fired power plants for the year ended 31 December 2009 was RMB412.28 per MWh, increase of RMB28.16 per MWh from the year ended 2008.

In respect of fuel supply and cost controls, the decrease of coal market price contributed to a decrease in fuel cost of the Company. Compared to last year, the Company’s fuel cost per unit of power sold by coal-fired power plants decreased by 13.73% to RMB214.53 per MWh.

Combining the foregoing factors, the operating revenue of the Company and its subsidiaries for the year ended 31 December 2009 increased 13.31% from last year. For the year ended 31 December 2009, the Company and its subsidiaries recorded a net profit of RMB4.930 billion, increased 225.19% compared to the net loss of RMB3.938 billion for the year ended 31 December 2008. The profit position was primarily due to (i) the new generating units’ commencement of operation, (ii) newly acquired power plants in 2009, (iii) the carryover effect of the acquisition of SinoSing Power Pte. Ltd. (ÒSinoSing PowerÓ) in 2008, (iv) the carryover effect of the adjustment to power tariffs in the second half of 2008, and (v) the decrease in fuel purchase price which attributed to the decrease in fuel cost.

2.	Comparative Analysis of Operating results

	2.1	Operating revenue and sale tax

Operating revenue primarily represents power sale revenue. For the year ended 31 December 2009, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB76.863 billion, representing a 13.31% increase form RMB67.835 billion for the year ended 31 December 2008. The increase in operating revenue was primarily attributable to the new generating units’ commencement of operations and the acquisitions. The operation of new generating units contributed RMB4.841 billion to the increase, and the acquisitions contributed RMB1.326 billion to the increase.

	Average tariff rate (VAT inclusive) (RMB/MWh)

Power Plant	2009	2008	Change
Coal-fired Power Plant
Dalian	368.66	338.05	9.05%
Fuzhou	412.24	401.22	2.75%
Nantong	401.71	385.53	4.20%
Shang’an	372.41	356.52	4.46%
Shantou Coal-fired	525.38	496.60	5.80%
Dandong	366.30	340.82	7.48%
Shidongkou II	411.80	377.04	9.22%
Nanjing	407.58	375.47	8.55%
Dezhou	418.92	394.08	6.30%
Weihai	459.90	422.78	8.78%
Jining	406.10	378.41	7.32%
Shidongkou I	425.76	377.35	12.83%

Taicang I	412.19	401.60	2.64%
Changxing	479.71	450.86	6.40%
Huaiyin Phase II	415.73	396.80	4.77%
Xindian	N/A	371.86	N/A
Yushe	320.53	305.07	5.07%
Yingkou	383.58	360.45	6.42%
Jinggangshan	414.16	379.99	8.99%
Luohuang	373.42	344.98	8.24%
Yueyang	434.26	392.58	10.62%
Qinbei	370.47	339.85	9.01%
Pingliang	261.02	238.89	9.26%

	Average tariff rate (VAT inclusive) (RMB/MWh)

Yuhuan	467.54	444.92	5.08%
Taicang II	398.36	396.48	0.47%
Xindian II	404.30	370.99	8.98%
Haimen	497.45	N/A	N/A
Rizhao Phase II	394.24	N/A	N/A
Yingkou Co-generation	375.00	N/A	N/A
Beijing Co-generation	482.42	467.29	3.24%
Yangliuqing Co-generation	408.12	389.03	4.91%
Other Power Plants
Shanghai CCGT	629.00	602.57	4.39%
Jinling CCGT	544.97	528.73	3.07%
Tuas Power	765.31	984.53	-22.77%
Qidong Wind Power	487.70	-	N/A

Sales tax mainly consists of taxes associated with value-added tax surcharges. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. These surcharges are not applicable to direct foreign investments that have been approved by the government, thus not payable by certain power plants of the Company. For the year ended 31 December 2009, the sales tax amounted to RMB152 million, representing a

42.79% increase from the RMB106 million for the year ended 31 December 2008.

2.2	Operating expenses

For the year ended 31 December 2009, the total operating expenses of the Company and its subsidiaries was RMB67.537 billion, representing a 2.07% decrease from RMB68.965 billion for the year ended 31 December 2008.

The decrease was primarily attributable to the decrease in fuel prices. The operation of new generating units contributed RMB3.846 billion to the increase in operating expenses. Excluding the factor attributable to the operation of new generating units, the operating expenses decreased by RMB5.274 billion as compared to the operating expenses for the year ended 31 December 2008.

	2.2.1	Fuel

Fuel cost represents the majority of the operating expenses for the Company and its subsidiaries. For the year ended 31 December 2009, fuel cost of the Company and its subsidiaries decreased 9.94% to RMB44.861 billion from RMB49.81 billion for the year ended 31 December 2008. The decrease was primarily attributable to the decrease in fuel price. The operation of new generating units accounted for RMB2.921 billion of the increase in fuel cost. Excluding the factor attributable to the operation of new generating units, the fuel cost decreased by RMB7.87 billion as compared to the fuel cost for the year ended 31 December 2008.

For the year ended 31 December 2009, the average price (excluding tax) of natural coal was RMB460.83 per ton, representing a 11.32% decrease from RMB519.66 per ton for the year ended 31 December 2008. Due to the decrease in coal price, the unit fuel cost per unit of power sold by the Company’s coal-fired power plants decreased 13.73% to RMB214.53.

	2.2.2	Maintenance

For the year ended 31 December 2009, the maintenance expenses of the Company and its subsidiaries amounted to RMB2.035 billion, representing a 19.56% increase from RMB1.702 billion for the year ended 31 December 2008. The operation of new generating units, newly acquired power plants and the maintenance expenses of the existing generating units accounted for RMB110 million, RMB46 million and RMB177 million of the increase, respectively.

2.2.3	Depreciation

For the year ended 31 December 2009, depreciation expenses of the Company and its subsidiaries increased by 11.06% to RMB8.572 billion from RMB7.719 billion for the year ended 31 December 2008. The increase was primarily attributable to the Company’s expansion.

2.2.4	Labor

Labor costs consist of salaries to employees and contributions payables to relevant state authorities for employees’ housing fund, medical insurance, pension and unemployment insurance, as well as training costs. For the year ended 31 December 2009, the labor costs of the Company and its subsidiaries amounted to RMB3.595 billion, representing a 13.61% increase from RMB3.165 billion for the year ended 31 December 2008. The increase was primarily attributable to the operation of new generating units and newly acquired power plants.

2.2.5	Other operating expenses (including power purchase costs and service fees paid to HIPDC)

Other operating expenses include pollutants discharge expenses, land fee, insurance premiums, office expenses, amortization, and power purchase costs of Tuas Power. For the year ended 31 December 2009, other operating expenses (including power purchase costs) of the Company and its subsidiaries was RMB8.473 billion, representing an 28.99% increase from RMB6.569 billion for the year ended 31 December 2008. The increase was primarily attributable to the operation of new generating units and acquisitions, as well as the provision for impairment loss on assets of Xindian Power Plant upon its shutdown of generators. The operation of new generating units, other expenses of Yingkou Port and the provision for impairment loss on property, plant and equipment contributed RMB265 million, RMB266 million and RMB630 million to the increase of other operating expenses for the year ended 31 December 2009, respectively.

2.3	Financial expenses

Financial expenses consist of interest expense, bank charges and net exchange differences.

	2.3.1	Interest expense

For the year ended 31 December 2009, the interest expense of the Company and its subsidiaries was RMB4.260 billion, representing a 4.81% increase from RMB4.065 billion for the year ended 31 December 2008. The increase was primarily attributable to expensing instead of capitalizing interest upon commercial operations of new generating units, which accounted for RMB360 million of the increase. Excluding the factor of new generating units, the decrease in interest rate of borrowings attributed to a decrease in the interest expense.

	2.3.2	Net exchange differences and bank charges

For the year ended 31 December 2009, the exchange gains less bank charges of the Company and its subsidiaries amounted to RMB-49 million, representing a significant change compared to RMB357 million for the year ended 31 December 2008. For the year ended 31 December 2009, exchange gains of the Company and its subsidiaries was RMB41 million, representing a decrease of RMB368 million from RMB409 million for the year ended 31 December 2008.

2.4	Share of profits of associates

For the year ended 31 December 2009, the share of profits of associates was RMB756 million, an RMB683 million increase from RMB73 million for the year ended 31 December 2008. The increase was primarily due to the increase of profitability of associates for the year ended 31 December 2009.

2.5	Enterprise Income Tax (ÒEITÓ)

For the year ended 31 December 2009, the Company and its subsidiaries recorded an EIT expense of RMB594 million, representing an 347.70% increase from RMB-240 million for the year ended 31 December 2008. The increase was primarily due to the increase of the Company’s profit for the year ended 31

December 2009.

2.6	Profit for the year, Profit attributable to the Company’s equity holders and Minority interests

For the year ended 31 December 2009, the Company and its subsidiaries recorded a net profit of RMB5.110 billion, an increase to RMB9.662 billion as compared to net loss of RMB4.552 billion for the year ended 31 December 2008. The recovery from loss position was largely attributable to (i) the operation of new generating units, (ii) newly acquired power plants in 2009, (iii) the carryover effect of the acquisition of SinoSing Power in the first half of 2008, (iv) the carryover effect of the increase in power tariffs in the second half of 2008 which attributed to an increase in operating revenue, and (v) the decrease in fuel purchase price which attributed to the decrease in fuel cost. For the year ended 31 December 2009, the profit attributable to equity holders of the Company was RMB4.930 billion, representing an increase of RMB8.868 billion from a loss of RMB3.938 billion for the year ended 31 December 2008. Combining the foregoing factors, the minority interests increased to RMB181 million for the year ended 31 December 2009 from RMB-614 million for the year ended 31 December 2008.

2.7	Comparison of financial positions

The assets and liabilities of the Company and its subsidiaries experienced significant change during the year 2009, due to newly acquired power plants and continued investments in construction projects.

	2.7.1	Comparison of asset items

As at 31 December 2009, total assets of the Company and its subsidiaries amounted to RMB197.887 billion, representing a 19.27% increase from RMB165.918 billion as at 31 December 2008. Including which, non-current assets increased by 19.05% to RMB173.697 billion, primarily due to the continued investment in construction projects and acquisitions of power plants. Current assets increased RMB4.172 billion, or 20.84%, to RMB24.190 billion, primarily due to the increase in accounts receivable and input VAT recoverables arising from acquisitions of property, plant and equipment and construction materials.

2.7.2	Comparison of liabilities items

As at 31 December 2009, total liabilities of the Company and its subsidiaries amounted to RMB147.239 billion, representing a 19.36% increase from RMB123.358 billion as at 31 December 2008, primarily attributable to the increased borrowings for construction projects. Non-current liabilities of the Company and its subsidiaries mainly consisted of bank loans and bonds. The increase of current liabilities was largely attributable to increased short-term bonds.

As at 31 December 2009, interest-bearing debts of the Company and its subsidiaries totaled RMB129.220 billion. The interest-bearing debts consisted of long-term loans (including those maturing within a year), long-term bonds, short-term loans, short-term bonds and notes payable. Including which, the interest-bearing debts denominated in foreign currencies amounted to RMB8.195 billion.

2.7.3	Comparison of equity items

Excluding the impact of profit and profit appropriations, the Company’s equity items increased for the year ended 31 December 2009, primarily attributable to after-tax increase of RMB773 million for increase in fair value of the listed shares held by the Company and after-tax increase of RMB575 million from the movements of hedging reserves of Tuas Power.

2.7.4	Major financial position ratios

	2009	2008

Current ratio	0.41	0.38
Quick ratio	0.34	0.28
Ratio of liability and shareholders’ equity	3.50	3.35
Multiples of interest earned	1.79	-0.14

Formula of the financial ratios:

balance of current assets as at year end
Current ratio	=
balance of current liabilities as at year end

(balance of current assets as at year end - net inventories as at year end)
Quick ratio	=
balance of current liabilities as at year end

balance of liabilities as at year end balance of shareholders’ equity as at year end
Ratio of liabilities and shareholders’ equity	=
(excluding minority interests)

(profit before tax + interest expense)
Multiples of interest earned	=
interest expenditure (including of capitalized interest)

The current ratio and quick ratio remained at relatively low level as at 31 December 2009 and 2008, and there is slight increase at the year end of 2009 from the year end of 2008. The increase in the ratio of liabilities and shareholders’ equity at the year end of 2009 from the year end of 2008 was primarily due to the increased borrowings for construction projects. The multiples of interest earned increased, primarily attributable to the increase in operating profit for the year ended 31 December 2009.

B.	LIQUIDITY AND CASH RESOURCES

	1.	Liquidity

	For the year ended 31 December

	2009	2008	Change

	RMB billion	RMB billion	%

Net cash provided by operating activities	14.981	5.186	188.88%
Net cash used in investing activities	-24.880	-47.957	-48.12%
Net cash provided by financing activities	9.503	41.255	-76.96%
Impact on currency exchange	0.056	-0.229	-124.26%

Net decrease in cash and cash equivalents	-0.34	-1.745	-80.54%
Cash and cash equivalents as of the beginning of the year	5.567	7.312	-23.87%

Cash and cash equivalents as of the end of the year	5.227	5.567	-6.10%

For the year ended 31 December 2009, net cash provided by operating activities of the Company was RMB14.981 billion. The decrease in cash used in investing activities and cash provided by financing activities as compared to prior year was mainly attributed to smaller scale acquisitions in 2009 as compared to the acquisition of SinoSing Power in 2008. The Company expects to continue its focus on construction projects in 2010.

As at 31 December 2009, the cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar, U.S. dollar, and Japanese Yen were RMB3.391 billion, RMB1.580 billion, RMB475 million and RMB6 million, respectively.

As at 31 December 2009, net current liabilities of the Company and its subsidiaries were approximately RMB35.392 billion. Based on the Company’s proven financing record, readily available banking facilities and sound credibility, the Company believes it is able to duly repay outstanding debts, obtain long-term financing and secure funding necessary for its operations. The Company has also capitalized on its good credit record to make short-term borrowings at relatively lower interest rates, thus reducing its interest expense.

2.	Capital expenditures and cash resources

	2.1	Capital expenditures on acquisitions

On 21 April 2009, the Company entered into a transfer agreement with China Huaneng Group (ÒHuaneng GroupÓ), pursuant to which, the Company agreed to acquire 55% equity interest in Tianjin Huaneng Yangliuqing Co-generation

Limited Liability Company held by Huaneng Group for a consideration of RMB1.076 billion. On the same day, the Company entered into a transfer agreement with HIPDC, pursuant to which, the Company agreed to acquire 41% equity interest in Huaneng Beijing Co-generation Limited Liability Company held by HIPDC for a consideration of RMB1.272 billion. The consideration totaled RMB2.348 billion.

2.2	Capital expenditures on construction and renovation projects

The capital expenditures for the year ended 31 December 2009 amounted to approximately RMB22.620 billion, mainly applied in construction and renovation projects, including RMB167 million for Yuhuan project, RMB747 million for Yueyang expansion project, RMB419 million for Yingkou expansion project, RMB1.371 billion for Qinbei expansion project, RMB233 million for Shang’an expansion project, RMB1.751 billion for Haimen project, RMB1.393 billion for Jinggangshan expansion project, RMB2.458 billion for Nanjing Jinling expansion project, RMB2.035 billion for Shanghai Power Company project, RMB674 million for Jining Co-generation project, RMB346 million for Huade Wind Power project, RMB1.483 billion for Yingkou Co-generation project, RMB1.238 billion for Fuzhou expansion project, RMB748 million for Weihai expansion project and RMB1.225 billion for Pingliang expansion project. The expenditures on other construction projects and renovation amounted to RMB2.251 billion and RMB4.081 billion, respectively.

The capital expenditures above are sourced mainly from internal funds, debt financing and cash flows provided by operating activities.

The Company expects to have significant capital expenditures in the next few years. During the course, the Company will make active efforts to improve project planning process on commercially viable basis. The Company will also actively develop newly planned projects to pave the way for its long-term growth. The Company expects to finance the above capital expenditures through internal funding, debt financing and cash flows provided by operating activities. The cash requirements, usage plans and cash resources of the Company for the next two years are as follows:

(unit: RMB billion)

Project	Capital expenditure arrangements		Contractual arrangements		Financing methods	Funding resources arrangements	Finance costs and note on usage
	2010	2011	2010	2011

Thermal power projects	14.47	17.715	14.47	17.715	Debts and planned equity financing	Internal cash funding & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Hydropower projects	0.5	0.1	0.5	0.1	Debts financing	Internal cash funding & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Wind power projects	1.203	4.5	1.203	4.5	Debts and planned equity financing	Internal cash funding & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Port projects	0.5	1.67	0.5	1.67	Debts financing	Internal cash funding & bank loans, etc.	Within the floating range of benchmark lending interest rates of PBOC
Renovation projects	4.669	4.719	4.669	4.719	—	Internal cash funding	—

2.3	Cash resources and anticipated finance costs

The Company expects to finance its capital expenditures and acquisition primarily from internal fundings, cash flow from operating activities and debts and equity financing. Good operating results and sound credit status provide the Company with strong financing capabilities. As at 31 December 2009, the Company and its subsidiaries had aggregate undrawn banking facilities of RMB27.962 billion. As resolved at the 2007 and 2008 shareholders’ meetings on 13 May 2008 and 18 June 2009, the Company was mandated to issue within the PRC unsecured short-term bonds of principal amount up to RMB10 billion in one or multiple tranches within 12 months from the dates of respective meetings. The Company has completed the issue of unsecured short-term bonds in two installments on 24 February 2009 and 9 September 2009, each at principal amount of RMB5 billion and interest rates of 1.88% and 2.32%, respectively. Both tranches of bonds were denominated in RMB, issued at par value, and would mature in 365 days and 270 days, respectively. The effective interest rates for these bonds were 2.29% and 2.87% per annum, respectively.

The RMB5 billion unsecured short-term bonds issued by the Company and its subsidiaries in 2008 was repaid in July 2009. The effective interest rate of these bonds was 5.25% per annum.

As resolved at the extraordinary shareholders’ meeting on 23 December 2008, the Company was mandated to issue within the PRC medium-term notes of principal amount up to RMB10 billion in one or multiple tranches within 12 months from the date of the meeting. The Company has completed the issue of first tranche medium-term notes on 14 May 2009 at principal amount of RMB4 billion with interest rate of 3.72% per annum. The medium-term notes were denominated in RMB, issued at par value, and would mature in 5 years. The effective interest rate for these medium-term notes was 4.06% per annum.

As at 31 December 2009, short-term borrowings of the Company and its subsidiaries totaled RMB24.730 billion (2008: RMB28.745 billion). Including which, bank loans were charged at interest rates ranging between 1.30% and 7.47% per annum (2008: 1.42% to 7.47%). Short-term bonds payable by the Company and its subsidiaries totaled RMB10.101 billion (2008: RMB5.096 billion).

As at 31 December 2009, long-term borrowings of the Company and its subsidiaries totaled approximately RMB80.517 billion (2008: approximately RMB65.573 billion), consisting of borrowings denominated in RMB of approximately RMB57.344 billion (2008: approximately RMB53.043 billion), in US dollars of approximately US$1.046 billion (2008: approximately US$1.641 billion), and in Euro of approximately Euro 105 million (2008: approximately Euro 56 million). Included in the above, U.S. dollar denominated borrowings were approximately US$820 million (2008: US$1,319 million) floating-rate borrowings. Japanese Yen and Singapore dollar denominated borrowings were all floating-rate borrowings. For the year ended 31 December 2009, long-term borrowings of the Company and its subsidiaries bore interest rates from 1.44% to 7.56% (2008: 1.31% to 7.74%) per annum.

The Company and its subsidiaries will closely monitor any change in the currency and interest rate markets and cautiously assess the currency and interest rate risks.

Combining the current development of the power generation industry and the growth of the Company, the Company will make continuous efforts to not only meet cash requirements of daily operations, constructions and acquisitions, but also establish an optimal capital structure to minimize the cost of capital and manage financial risks through effective financial management activities, thus maintaining sustainable and stable returns to the shareholders.

2.4	Other financing requirements

The objective of the Company is to bring long-term, steadily growing returns to shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval of the shareholders’ meeting), the Company expects to pay a cash dividend of approximately RMB2.5316 billion relating to the year 2009.

2.5	Maturity profile of loans

(Unit: RMB billions)

	2010	2011	2012	2013	2014

Principal proposed to be repaid	48.8	14.4	14.9	5.0	4.7
Interest proposed to be repaid	4.2	3.2	2.4	2.0	1.7

Total	53.0	17.6	17.3	7.0	6.4

Note:	(1)	This table is prepared according to the amounts stated in the contracts which have been entered into;

	(2)	The amount of the principal to be repaid in 2010 is relatively large because this includes expected repayments of short-term loans and short-term bonds.

C.	TREND ANALYSIS

According to the National Power Industry Statistics Express for 2009 issued by China Electricity Council, as at 31 December 2009, nationwide installed capacity reached 874,000 MW, representing a 10.34% year-on-year increase. For the year ended 31 December 2009, power generated throughout PRC reached 3.6639 trillion kWh, representing a 6.71% year-on-year increase. Thermal power accounted for 2.9922 trillion kWh, or approximately 81.66% of the total power generated, representing a 6.7% increase from the year ended 31 December 2008. A large number of power generating projects were completed and put into operation during 2009, further easing the power shortage and contributing to a generally balanced power market in China. Consequently the utilization hours of generators dropped continuously and considerably. For the year ended 31 December 2009, nationwide average accumulated utilization hours of power plants with 6,000 KW and above capacities were 4,527 hours, representing a decrease of 121 hours from the year ended 31 December 2008. Including which, utilization hours of thermal power generators were 4,839 hours, representing a decrease of 46 hours from the same period last year.

In the year 2009, the Company’s new generating units commencing operations include two 1,036 MW generating units of Haimen Power Plant, two 660 MW generating units of Jinggangshan Power Plant, one 1,030 MW generating unit of Jinling Power Plant, two 330 MW generating units of Yingkou Co-generation Power Plant, two 350 MW generating units of Jining Co-generation Power Plant and 49.5 MW generating units of Huade Wind Power Plant. The operation of new generating units contributed to an aggregate of 5,832 MW of the Company’s aggregate controlling installed capacity. In addition, two 600 MW coal-fired generating unit (Units 5 and 6) of Pingliang Power Plant have completed the 168-hour trial run in February and March 2010, respectively. In addition, the Company also conducted technical renovation on existing generating units and shut down small generating units, which resulted in the change in the Company’s aggregate installed capacity. Up-to-date, the Company had a controlling generating capacity of 49,433MW, and a total generating capacity of 45,912MW on an equity basis. The Company’s power plants are widely located in various provinces and municipalities directly under the central government, including Shandong, Liaoning, Zhejiang, Guangdong, Jiangsu, Hebei, Jiangxi, Chongqing, Henan, Fujian, Beijing and Shanghai, etc.. In addition, the Company wholly owned a power company in Singapore.

	1.	Development trend of power market

According to the 2010 State Electricity Regulatory Commission (the ÒSERCÓ)

meeting, it is expected that, in 2010, the SERC will further reform power market and maintain the power market order through further reinforcing market supervision to protect the rights of various market participants. The Company believes that the continuous regulations and reform of the power market will improve the external environment for its healthy growth.

	2.	The trend of fuel supply

Coal supply shortage is expected to continue in 2010. Due to the integration of local coal resources and increase in the international energy price and shipping costs, the price of coal continued to increase since the second half of year 2009. As a result, the price of coal supply is expected to be more unstable and uncertain in 2010 and regional supply shortage may arise for the supply of certain types of coal.

	3.	The financial and foreign exchange market

The Company has ready access to capital markets within and outside PRC based on its strength and reputation.

In terms of domestic operations, although the People’s Bank of China has recently raised the RMB deposit reserve requirement ratio, the PRC government is expected to continue implementing liberated monetary policies during 2010. Therefore, the interest rate of RMB is not likely to rise in the foreseeable future. The Company expects no material adverse impact on its operating results from foreign exchange movement in foreseeable future on the Company, because the Company’s foreign currency liabilities are mostly denominated in US dollar and lesser in Euro and the conversion rate between RMB and US dollar is currently stable.

In terms of overseas operations, Tuas Power has completed its refinancing successfully and all the loans were now denominated in Singapore dollar. As this matched the functional currency of the overseas operations, no currency risk is expected.

D.	PERFORMANCE OF SIGNIFICANT INVESTMENTS AND THEIR PROSPECTS

The Company acquired 25% equity interest in Shenzhen Energy Group Co., Ltd. (ÒShenzhen Energy GroupÓ) for RMB2.39 billion on 22 April 2003, and acquired 200 million shares from Shenzhen Energy, a subsidiary of Shenzhen Energy Group, in

December 2007. These investments brought a profit of RMB487 million for the Company for the year ended 31 December 2009 under IFRS. After Shenzhen Energy acquired most of its assets by way of designated share placement, Shenzhen Energy Group will be liquidated when appropriate. Upon Shenzhen Energy Group’s liquidation, the Company will hold directly 25.01% equity interest in Shenzhen Energy. This investment is expected to provide steady returns to the Company.

The Company held directly 60% equity interest in Sichuan Hydropower as at 31 December 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company’s equity interest in Sichuan Hydropower to 49% and making Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a profit of RMB208 million for the year ended 31 December 2009 under IFRS. This investment is expected to provide steady returns to the Company.

E.	EMPLOYEE BENEFITS

As at 31 December 2009, the Company and its subsidiaries had 33,587 employees. The Company and its subsidiaries provided employees with competitive remuneration and linked such remuneration to operating results as working incentives for the employees. Currently, the Company and its subsidiaries do not have any non-cash remuneration packages.

Based on the development plans of the Company and its subsidiaries and the requirements of individual positions, together with consideration of specific characteristics of individual employees, the Company and its subsidiaries tailored various training programs for their employees on management skills, technical skills and marketing skills. These programs enhanced both the knowledge and operational skills of the employees.

F.	GUARANTEE ON LOANS AND RESTRICTED ASSETS

As at 31 December 2009, the Company provided guarantee for SinoSing Power’s long-term bank borrowings of approximately RMB14.942 billion.

As at 31 December 2009, the Company and its subsidiaries have pledged for the following borrowings:

• The Company pledged certain accounts receivable for certain short-term loans borrowed in the second half of 2009. As at 31 December 2009, the balance of secured loans amounted to RMB698 million, and the pledged accounts receivable amounted to approximately RMB1.032 billion.

	•	As at 31 December 2009, secured short-term loans of RMB142 million represented the discounted notes receivable with recourse.

As at 31 December 2009, restricted bank deposits amounted to RMB225 million, which were mainly deposits for letters of credits.

The Company had no significant contingent liabilities as at 31 December 2009.

G.	ACCOUNTING STANDARDS WITH SIGNIFICANT IMPACT ON THE FINANCIAL STATEMENTS OF THE COMPANY

For the significant changes in accounting standards for the year ended 31 December 2009, see Note 2 to the Financial Information extracted from Financial Statements prepared under IFRS.

H.	RISK FACTORS

It is expected that, in 2010, the PRC government will focus on the quality and efficiency of the economic growth, accelerate the changes of development mode and economic structure and will concentrate its macro-economic policies on enhancing the vitality of the economic growth. In furtherance of the development and reform of the power industry, certain existing policies on power industry brought both growth opportunities and intensified challenges to the Company’s development.

The Company will keep close watch on Chinese economy and related government policies, promptly analyze its impact on the profitability of the Company, make best efforts to minimize the risks to which the Company is exposed, and seize opportunities to accelerate growth.

	1.	Risks relating to power market

In 2010, the impact of global financial crisis remains over the global economy. Although Chinese economy started to recover in 2009, various uncertainties remain in the prospect of its economic growth. The power demand in domestic market has recovered significantly in 2009, the power supply has also increased primarily due to the increasing new generating units that commenced operations. In addition, as impacted by the energy-saving power generation and dispatch policies and Òequitable, fair and openÓ power dispatch policies, the utilization hours of the similar generating units within the same region are generally the same. According to China Electricity Council’s estimate, the average utilization hours of the generating units in 2010 will be equal to or less than that of 2009. Power tariff-setting policies may also affect the Company’s operations. The Company will actively implement the coal-electricity price linkage mechanism to offset the operational risks arising from the increase in coal price. The Company will strive to enhance its risk management, strengthen the analysis of the market conditions and industry policy, implement effective measures to increase the utilization hours and improve its operating result.

2.	Risks relating to coal supply market

Due to the significant increase in the production capacity of coal, the national supply and demand of coal is expected to reach equilibrium in 2010. However, due to the structural imbalance between the supply and demand, the volatility of coal price and limited transportation capacity, coal supply market is subject to uncertainty and instability, and temporary supply shortage may still exist in various regions. Under such circumstance, the Company will strive to ensure the stable coal supplies, oversee the performance of key contracts and streamline purchase structure. The Company has increased its purchase of coal supply under the key contracts for the year 2010. The Company will also continue to pursue coal resources within and outside PRC, make joint efforts with coal suppliers to develop coal-producing projects, and explore new avenues to acquire coal resources. Meanwhile, the Company will refine price control objectives and strive to control fuel costs by enhanced inspection and management of coal supplies and uses.

3.	Risks relating to environmental protection requirements

In terms of energy saving and environmental protection, the PRC government imposed higher charges and standards on waste and pollutants emissions and discharges, which increased the difficulties for the Company’s controls over production costs and capital expenditure. To strictly comply with the government’s policies and regulations on environment protection, the Company will apply advanced technologies and higher management standards; develop advanced, highly capable and effective coal-fired generating units; improve renovating existing generating units; and phase out outdated capabilities; so as to effectively reduce pollutants emission and control costs on energy saving and environment protection.

	4.	Financial risks

In terms of interest rate risk, the debts denominated in RMB accounted for 90% of the Company’s debts while the debts denominated in foreign currencies accounted for 10% of the Company’s debts. 50% of the Company’s debts denominated in foreign currencies are with floating interest rates. Hence, the changes of interest rates will directly affect on the Company’s borrowing costs. The interest rates of both RMB and foreign currencies are at a lower level at present and are not expected to change significantly, thus unlikely to have adverse impact on the Company’s debt costs in the foreseeable future. In terms of currency risk, the Company has certain US dollar and Euro-denominated loans outstanding. Hence, the fluctuations in foreign exchange rates will bring exchange gains or losses to the Company. Nevertheless, given the foreign currency loans accounted for a relatively low weighting over the debt structure as a whole, the Company expects no significant impact from the recent change of exchange rates.

I.	BUSINESS PLAN

In 2010, the primary objective of the Company is to secure safe, stable and increasing power generation, the Company will (i) continue to seize market opportunities and pursue power market expansion, strive to increase utilization hours, and aim to generate approximately 230.0 billion kWh and reach average utilization hours of 5,100 hours for its coal-fired generating units; (ii) expand the channels of fuel supply, strengthen the management of fuel supply and reduce fuel costs; (iii) reduce operating cost and administrative expenses, strive to strengthen its profitability; (iv) continue its focus on energy saving and environment protection, strive to reduce energy consumptions of the generating units, to ensure sound results of major economic indicators; (v) improve management for those projects under construction, strive to increase the number of new generation units that commence commercial operation, accelerate project development, so as to improve the Company’s ability for sustained growth; (vi) speed up the construction of large coal-fire power plants and co-generation projects, as well as the development of coal-fire integration projects in compliance with the prevailing energy policies of the PRC government; and (vii) optimize its generating capacity structure to ensure sustainable development by increasing its investments in the development of wind power, hydropower, solar power and other clean energy projects, as well as the clean development mechanism projects, with the view to increase the proportion of renewable and new energies in its power generating capacity.

SHARE CAPITAL STRUCTURE

As at 31 December 2009, the entire issued share capital of the Company amounted to 12,055,383,440 shares, of which 9,000,000,000 shares were domestic shares, representing 74.66% of the total issued share capital, and 3,055,383,440 shares were foreign shares, representing 25.34% of the total issued share capital of the Company. In respect of the foreign shares, Huaneng Group through its wholly owned subsidiary, Hua Neng HK, held 20,000,000 shares, representing 0.17% of the total issued share capital of the Company. In respect of domestic shares, HIPDC owns a total of 5,066,662,118 shares, representing 42.03% of the total issued share capital of the Company while Huaneng Group held 1,055,124,549 shares, repesenting 8.75% of the total issued share capital of the Company. Other domestic shareholders hold a total of 2,878,213,333 shares, representing 23.88% of the total issued share capital.

DIVIDENDS

In accordance with the requirements of relevant laws and regulations and the articles of association of the Company, the Company adheres to the profit distribution policy whereby the distributable profits shall be the lower of distributable profits in the financial statements prepared under the PRC Accounting Standards and the International Financial Reporting Standards.

The Company proposed to declare a cash dividend of RMB0.21 (inclusive of tax) for each ordinary share to all shareholders for the year 2009. All dividend will be paid after the shareholders’ approval is obtained at the annual general meeting of the Company.

Since the listing of the Company, shareholders have given great support to and cared much for the Company. The Company has also generated returns that have been growing continuously and steadily for its shareholders over the years. The Company has been paying dividends to shareholders every year since 1998, with an accumulated dividend of RMB23.283 billion paid.

In the future, the Company will continue to follow a proactive,  balanced and stable dividend policy, keep increasing its profitability and achieve continuous growth of returns for shareholders.

In accordance with the Enterprise Income Tax Law of the PRC and its implementation regulations which came into effect on 1 January 2008, the Company is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H share of the Company when distributing final dividends to them. Any H shares of the Company registered other than in the name(s) of individual(s), including HKSCC Nominees Limited, other nominees, trustees, or other organizations or groups, shall be deemed to be shares held by non-resident enterprise shareholder(s). On the basis, enterprise income tax shall be withheld from dividends payabe to such shareholder(s).

As the Company has not yet confirmed the date for convening the 2009 annual general meeting, the record date nor the period for closure of register to determine shareholder’s qualification of receiving the dividend, the Company will announce such details in the notice of annual general meeting to be published upon the confirmation thereof. The Company shall comply with the relevant rules and regulations to withhold and pay enterprise income tax on behalf of the relevant shareholders based on the register of members for H share of the Company as of the record date.

During the reporting period, there was no change in the Company’s accounting estimates, nor was there any rectification of major accounting errors. Please refer to Note 2 to financial information extracted from the financial statements prepared under IFRS for details of new standards and amendments to standards adopted for the first time to the financial year beginning 1 January 2009.

STAFF RETIREMENT SCHEME

The Company and its subsidiaries have implemented a series of specified retirement contribution schemes as prescribed by the places where the Company and its subsidiaries have operations.

Pursuant to the specified retirement contribution schemes, the Company and its subsidiaries have paid contributions according to the terms and obligations set out in the publicly administered retirement insurance plans. The Company has no other obligations to pay further contributions. The contributions payable from time to time will be regarded as expenses in the period and accounted for as labor cost.

PRE-EMPTIVE RIGHTS

According to the articles of association of the Company and the laws of the PRC, there are no provisions for pre-emptive rights requiring the Company to offer new shares to the existing shareholders of the Company in proportion to their shareholdings.

MAJOR SUPPLIERS AND CUSTOMERS

The five major suppliers of the Company and its subsidiaries for year 2009 were China Shenhua Energy Company Limited, Shanxi Guoyang New Energy Joint Stock Company, China Coal Energy Company Limited, Shanxi Province Coal Transportation and Sales (Group) Company Limited and Huaneng Hulunbein Energy Development Limited Company, respectively. The total purchase from them amounted to approximately RMB9.95 billion, representing approximately 22.1% of the total coal purchase of the year.

As a power producer, the Company sells the electricity generated by its power plants through local grid operators only and has no other customers. The five major customers of the Company and its subsidiaries for the year 2009 were JiangSu Electric Power Company, ZheJiang Electric Power Corporation, Liaoning Province Power Corporation, Singapore Energy Market Company Pte. Ltd., and ShanDong Electric Power Corporation. The five customers accounted for approximately 56% of the total operating revenue while the largest customer (JiangSu Electric Power Company) accounted for approximately 14% of the operating revenue.

None of the directors, supervisors and their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the ÒListing RulesÓ)) had any interests in the five major suppliers and customers of the Company mentioned above in 2009.

COMPETITION WITH CONTROLLING SHAREHOLDERS

The ultimate controlling shareholder of the Company, Huaneng Group, is also engaged in the power industry in China. HIPDC, the direct controlling shareholder of the Company, is also engaged in the power industry in China. The Company, HIPDC (direct controlling shareholder) and Huaneng Group (ultimate controlling shareholder) have power plants located in certain same regions. Huaneng Group and HIPDC have already entrusted the Company to manage certain of their power plants.

Currently, the Company has 15 directors and only 4 of them have positions in Huaneng Group and/or HIPDC. According to the articles of association of the Company, in case a conflict of interest arises, the relevant directors shall abstain from voting in the relevant resolutions. Therefore, the operation of the Company is independent from Huaneng Group and HIPDC and the operation of the Company is conducted for its own benefit.

PURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY AND/OR ITS SUBSIDIARIES

The Company and its subsidiaries did not sell any shares or other securities of the Company (and subsidiaries) and did not purchase or redeem any shares or other securities of the Company (and subsidiaries) in 2009.

DIRECTORS OF THE COMPANY

The Directors of the Company in 2009 were:

Cao Peixi	Chairman	Appointed on 27 August 2008
Huang Long	Vice Chairman	Appointed on 13 May 2008
Wu Dawei	Director	Appointed on 13 May 2008
Huang Jian	Director	Appointed on 27 August 2008
Liu Guoyue	Director	Appointed on 13 May 2008
Fan Xiaxia	Director	Appointed on 13 May 2008
Shan Qunying	Director	Appointed on 13 May 2008
Xu Zujian	Director	Appointed on 13 May 2008
Huang Mingyuan	Director	Appointed on 13 May 2008
Liu Shuyuan	Director	Appointed on 13 May 2008
Liu Jipeng	Independent Director	Appointed on 13 May 2008
Yu Ning	Independent Director	Appointed on 13 May 2008
Shao Shiwei	Independent Director	Appointed on 13 May 2008
Zheng Jianchao	Independent Director	Appointed on 13 May 2008
Wu Liansheng	Independent Director	Appointed on 13 May 2008

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

On 31 March 2009, the Company’s Board of Directors considered and approved the Amended Management Guidelines Regarding the Holding of the Company’s Shares by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc.. The standard of such guidelines is not lower than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules. Enquiry has been made with all Directors and Supervisors and all of them confirmed that they have complied with the code throughout 2009.

DIRECTORS’, CHIEF EXECUTIVES’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES

For the year ended 31 December 2009, none of the Directors, Chief Executives, Supervisors of the Company or their respective associates had any interests in the shares of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (ÒSFOÓ)) which are (a) required to be notified to the Company and The Stock Exchange of Hong Kong Limited (ÒHong Kong Stock ExchangeÓ) pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

For the year ended 31 December 2009, none of the Directors, Chief Executives, Supervisors, senior management of the Company or their spouses and children under the age of 18 was given the right to acquire any shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of the SFO).

INDEPENDENT DIRECTORS’ CONFIRMATIONS OF INDEPENDENCE

Each of the independent directors of the Company, namely Mr. Liu Jipeng, Mr. Yu Ning, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng, has signed a confirmation letter on 22 March 2010 to confirm his compliance with the relevant requirements regarding independence under the Listing Rules and the Company considers them to be independent.

PUBLIC FLOAT

As at the date of this announcement, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors.

TOP TEN SHAREHOLDERS OF THE COMPANY

The following table sets out the shareholdings of the top ten shareholders of the Company as at 31 December 2009:

Name of shareholders	No. of Shares held as at the year end	Percentage of Shareholding
		(%)

Huaneng International Power Development Corporation	5,066,662,118	42.03
China Huaneng Group	1,075,124,549	8.92
Hebei Provincial Construction Investment Company	603,000,000	5.00
Jiangsu Provincial International Trust & Investment Corporation	416,500,000	3.45
Fujian Investment Enterprise Holdings Company	374,466,667	3.11
Liaoning Energy Investment (Group) Limited Liability Company	332,913,333	2.76
Dalian Municipal Construction Investment Company	301,500,000	2.50
Horizon Asset Management Inc.	108,377,160	0.89
Nantong Investment Management Limited Company	89,984,003	0.75
Minxin Group Limited	72,000,000	0.60

DIRECTORS’ AND SUPERVISORS’ INTEREST IN CONTRACTS AND SERVICE CONTRACTS

Save for the service contracts mentioned below, as at the end of 2009, the directors and supervisors of the Company did not have any material interests in any contracts entered into by the Company.

No director and supervisor has entered into any service contract which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Each and every Director and Supervisor of the Company had entered into a service contract with the Company for a term of three years commencing from the signing of the contract.

REMUNERATION POLICY

In accordance with the overall development strategy of the Company, the Company has formulated the ÒProvisional Regulations on Remuneration ManagementÓ and ÒRegulations on Remuneration Management for the Staff of Subordinate UnitsÓ. Employees’ salaries are calculated with reference to the complexity of their jobs, the responsibilities they have to carry and their job performance. The remuneration of the Directors, Supervisors and senior management of the Company mainly consists of the following:

(1)     Basic salaries and allowances

The basic salary is mainly set by an evaluation of the job position and a factor analysis, and with reference to the salary level of the relevant position in the labor market. It accounts for about 20% of the total remuneration.

(2)     Discretionary bonus

Discretionary bonus is based on the performance of the Directors, Supervisors and senior management. It accounts for about 65% of the total remuneration.

(3)     Pension

The Directors, Supervisors and senior management enjoy various social insurances established by the Company, including basic pension insurance, corporate annuity and housing fund. This pension contribution accounts for about 15% of the total remuneration.

According to the resolution at the general meeting, the Company pays each Independent Director a subsidy amounted to RMB60,000 (after tax) each year. The Company also reimburses to the Independent Directors for the expenses they incur in attending board meetings and general meetings and other reasonable expenses they incur while fulfilling their obligations under the Company Law and the Company’s Articles of Association (including travelling expenses and administrative expenses). Besides these, the Company does not give the Independent Directors any other benefit.

STAFF HOUSING

The Company made allocation to the housing fund for the employees of the Company and its subsidiaries in accordance with the relevant PRC regulations.

DISPOSAL OF STAFF QUARTERS

According to the relevant PRC regulations, the Company has not provided welfare quarters to its staff.

STAFF MEDICAL INSURANCE SCHEME

According to the requirements as prescribed by the relevant local governments, the Company and its subsidiaries have joined a medical insurance scheme for its staff, and have taken measures for its implementation according to planning.

GENERAL MEETINGS

During the reporting period, the Company convened one annual general meeting and one extraordinary general meeting.

1.	The Company’s annual general meeting was held on 18 June 2009. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 19 June 2009.

2.
The Company’s first extraordinary general meeting of 2009 was held on 22 December 2009. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 23 December 2009.

MAJOR EVENTS

1.
On 21 April 2009, the Company entered into the ÒShare Transfer Agreement for the Transfer of 55% equity interest in Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company between China Huaneng Group and Huaneng Power International, Inc.Ó and the ÒShare Transfer Agreement for the Transfer of 41% equity interest in Huaneng Beijing Co-generation Limited Liability Company between Huaneng International Power Development Corporation and Huaneng Power International, Inc.Ó with Huaneng Group and HIPDC respectively. These transfers were approved by the SASAC on 11 September 2009, and the Company has paid in total RMB2.348 billion as the consideration for the transaction.

2.
On 31 December 2009, the Company entered into an Equity Interest Transfer Contract with ShanDong Electric Power Corporation and ShanDong Luneng Development Group Company Limited. According to the equity interest transfer contract, the Company will acquire 100% equity interest in the registered capital of Diandong Energy, 100% equity interest in the registered capital of Diandong Yuwang, 100% equity interest in the registered capital of Zhanhua Co-generation, 100% equity interest in the registered capital of Luneng Biological, 60.25% equity interest in the registered capital of Luoyuanwan Harbour, 58.3% equity interest in the registered capital of Luoyuanwan Pier, 73.46% equity interest in the registered capital of Ludao Pier, 100% equity interest in the registered capital of Luneng Jiaonan Port, 53% equity interest in the registered capital of Luneng Sea Transportation, preliminary stage project development rights (including Rizhao Lanshan 4 x 660MW coal-fired project and Luoyuanwan 2 x 660MW coal-fired project), all of which were owned by ShanDong Electric Power Corporation, and 39.75%

equity interest in the registered capital of Luoyuanwan Harbour owned by Luneng Development. The Company will pay the transferors in total RMB8.625 billion as the consideration for the acquisition. Currently, the acquisition is subject to approval from the relevant government departments.

3.
On 15 January 2010, the 8th Meeting of the Sixth Session of the Board of Directors considered and approved in writing the scheme for non-public issue of A Shares and the non-public issue of H Shares. The parties participating in the non-public A Share issue will consist of not more than 10 designated investors including Huaneng Group. The party participating in the non-public H Share issue is Hua Neng HK. All participating parties will subscribe for the shares in cash. The number of A Shares and H Shares to be issued under the non-public issue will not exceed 1,200 million A Shares and 400 million H Shares respectively. The issue price per A Share would be not less than RMB7.13. The final subscription price per A Share will be ascertained on the book-building basis after obtaining the approvals for the new issue. The issue price per H Share is HKD4.97. The proposed issue has been approved by the Company’s general meeting and class meetings, as well as the SASAC. According to the applicable laws, the proposal is subject to approvals by the competent governmental authorities.

CODE OF CORPORATE GOVERNANCE PRACTICES

During the year, the Company has complied with the Code of Corporate Governance Practices as set out in Appendix 14 of the Listing Rules. The annual report of the Company will contain a corporate governance report prepared in accordance with the requirements of the Listing Rules.

DESIGNATED DEPOSIT

As at 31 December 2009, the Company and its subsidiaries did not have any designated deposit with any financial institutions within the PRC nor any overdue fixed deposit which could not be recovered.

LEGAL PROCEEDINGS

As at 31 December 2009, the Company and its subsidiaries were not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened or made against the Company and its subsidiaries.

ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER

The 2009 annual general meeting will be held in June 2010. For details of the resolutions to be considered and approved at the meeting, the book closure period of H share register, record date for determining the qualification to receive dividends and the date of the annual general meeting, please refer to the notice of 2009 annual general meeting to be issued by the Company in due course.

PUBLICATION OF RESULTS ON THE WEBSITES OF THE HONG KONG STOCK EXCHANGE AND THE COMPANY

This announcement of 2009 annual results is published on the Hong Kong Stock Exchange’s website (http://www.hkex.com.hk) and the Company’s website (http://www.hpi.com.cn and http://www.hpi-ir.com.hk). The 2009 annual report of the Company containing all the information required by the Listing Rules will be despatched to the shareholders and available on the above websites in due course.

DOCUMENTS FOR INSPECTION

The Company’s annual reports (for A shares and H shares, respectively) for the year 2009 will be published in April, 2010 in Beijing and Hong Kong respectively. The Company will file an annual report in Form 20-F with the Securities and Exchange Commission of the United States. Copies of annual reports as well as the Form 20-F, once filed, will be available at:

Beijing	Huaneng Power International, Inc.
West Wing, Building C
Tianyin Mansion
2C Fuxingmennan Street
Xicheng District
Beijing
The People’s Republic of China

Tel: (8610) 6649 1999
Fax: (8610) 6649 1888

Hong Kong	Wonderful Sky Financial Group Limited
Unit 3102-05, 31/F., Office Tower,
Convention Plaza, 1 Harbour Road,
Wanchai, Hong Kong

Tel: (852) 2851 1038
Fax: (852) 2815 1352

By Order of the Board
Cao Peixi
Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
24 March 2010

A.	FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (ÒIFRSÓ)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER 2009
(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December

	Note	2009	2008

Operating revenue	3	76,862,896	67,835,114
Sales tax		(151,912)	(106,385)

Operating expenses
Fuel		(44,861,375)	(49,810,275)
Maintenance		(2,035,297)	(1,702,274)
Depreciation		(8,572,103)	(7,718,773)
Labor		(3,595,340)	(3,164,613)
Service fees on transmission and transformer facilities of HIPDC		(140,771)	—
Purchase of electricity		(3,639,440)	(2,726,028)
Others		(4,692,955)	(3,842,992)

Total operating expenses		(67,537,281)	(68,964,955)

Profit / (Loss) from operations		9,173,703	(1,236,226)

Interest income		60,397	83,522
Financial expenses, net
Interest expense		(4,260,400)	(4,064,779)
Exchange (loss)/gain and bank charges, net		(48,925)	356,836

Total financial expenses, net		(4,309,325)	(3,707,943)

		For the year ended 31 December

	Note	2009	2008

Share of profits of associates	4	756,164	72,688
Loss from fair value change		(33,638)	(54,658)
Investment income		56,675	51,061

Profit / (Loss) before income tax expense		5,703,976	(4,791,556)

Income tax (expense) / benefit	5	(593,787)	239,723

Profit / (Loss) for the year		5,110,189	(4,551,833)

Other comprehensive income / (loss) for the year, net of tax
Available-for-sale financial asset fair value changes		773,967	(1,563,388)
Proportionate share of other comprehensive income of investee measured using the equity method of accounting		8,795	3,096
Cash flow hedges		604,645	(476,601)
Currency translation differences		173,548	(536,638)

Other comprehensive income / (loss) for the year, net of tax		1,560,955	(2,573,531)

Total comprehensive income / (loss) for the year		6,671,144	(7,125,364)

Profit / (Loss) attributable to:
— Equity holders of the Company		4,929,544	(3,937,688)
— Minority interests		180,645	(614,145)

		5,110,189	(4,551,833)

		For the year ended 31 December

	Note	2009	2008

Total comprehensive income / (loss) attributable to:
— Equity holders of the Company		6,489,317	(6,509,014)
— Minority interests		181,827	(616,350)

		6,671,144	(7,125,364)

Dividends paid		1,241,633	3,570,334

Proposed dividend	8	2,531,631	1,205,538

Proposed dividend per share (expressed in RMB per share)	8	0.21	0.10

Earnings / (Loss) per share for profit / (loss) attributable to the equity holders of the Company (expressed in RMB per share)
— Basic and diluted	11	0.41	(0.33)

BALANCE SHEETS
AS AT 31 DECEMBER 2009
(Amounts expressed in thousands of RMB)

		The Company and its subsidiaries		The Company

		As at 31 December		As at 31 December

	Note	2009	2008	2009	2008

ASSETS

Non-current assets
Property, plant and equipment		140,777,336	116,737,198	66,139,250	62,549,262
Investments in associates		9,568,576	8,758,235	8,034,616	7,486,116
Investments in subsidiaries		—	—	22,719,152	18,536,660
Loans to subsidiaries		—	—	10,395,000	—
Available-for-sale financial assets		2,555,972	1,524,016	2,555,972	1,524,016
Land use rights		3,843,719	2,895,359	1,491,577	1,469,210
Power generation licence		3,898,121	3,811,906	—	—
Deferred income tax assets		374,733	316,699	212,522	—
Derivative financial assets		44,863	—	39,586	—
Goodwill		11,610,998	11,108,096	108,938	108,938
Other non-current assets		1,023,096	748,072	200,251	201,584

Total non-current assets		173,697,414	145,899,581	111,896,864	91,875,786

Current assets
Inventories		4,083,986	5,169,847	1,699,440	2,831,030
Other receivables and assets		4,468,940	1,272,478	2,983,767	1,268,207
Accounts receivable	6	10,042,903	7,794,500	5,273,684	3,987,554
Loans to subsidiaries		—	—	7,929,245	2,440,000
Derivative financial assets		141,886	15,479	—	—
Bank balances and cash		5,452,050	5,765,873	1,461,569	1,695,987

Total current assets		24,189,765	20,018,177	19,347,705	12,222,778

Total assets		197,887,179	165,917,758	131,244,569	104,098,564

		The Company and its subsidiaries		The Company

		As at 31 December		As at 31 December

	Note	2009	2008	2009	2008

EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital		12,055,383	12,055,383	12,055,383	12,055,383
Capital surplus		10,041,203	8,642,617	9,899,428	9,084,593
Surplus reserves	7	6,096,100	6,096,100	6,096,100	6,096,100
Currency translation differences		(362,067)	(534,433)	—	—
Retained earnings
—Proposed dividend		2,531,631	1,205,538	2,531,631	1,205,538
—Others		11,761,933	9,364,115	10,262,965	9,241,881

		42,124,183	36,829,320	40,845,507	37,683,495
Minority interests		8,523,937	5,730,633	—	—

Total equity		50,648,120	42,559,953	40,845,507	37,683,495

Non-current liabilities
Long-term loans		71,266,755	59,027,181	32,518,894	31,712,372
Long-term bonds		13,800,115	9,834,688	13,800,115	9,834,688
Deferred income tax liabilities		1,839,362	1,371,572	—	70,883
Derivative financial liabilities		850	17,242	—	—
Other non-current liabilities		750,369	620,922	562,675	490,659

Total non-current liabilities		87,657,451	70,871,605	46,881,684	42,108,602

		The Company and its subsidiaries		The Company

		As at 31 December		As at 31 December

	Note	2009	2008	2009	2008

Current liabilities
Accounts payable and other liabilities	9	14,524,620	10,867,480	8,264,004	6,709,175
Taxes payables		650,800	420,464	309,861	180,772
Dividends payable		20,734	56,734	—	36,000
Salary and welfare payables		290,527	212,236	130,389	148,040
Derivative financial liabilities		13,403	542,442	—	—
Short-term bonds		10,101,460	5,095,936	10,101,460	5,095,936
Short-term loans		24,729,816	28,745,488	17,638,362	9,638,000
Current portion of long-term loans		9,250,248	6,545,420	7,073,302	2,498,544

Total current liabilities		59,581,608	52,486,200	43,517,378	24,306,467

Total liabilities		147,239,059	123,357,805	90,399,062	66,415,069

Total equity and liabilities		197,887,179	165,917,758	131,244,569	104,098,564

NOTES TO THE FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL STATEMENTS PREPARED UNDER IFRS
(Amount expressed in thousands of RMB unless otherwise stated)

1.	Basis of Preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (ÒIFRSÓ) as issued by the International Accounting Standards Board (the ÒIASBÓ). These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and derivative financial assets and liabilities.

As at and for the year ended 31 December 2009, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were partially satisfied by short-term financing. Consequently, as at 31 December 2009, the Company and its subsidiaries have a negative working capital balance of approximately RMB 35.4 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities, the Company and its subsidiaries will refinance and / or restructure certain short-term borrowings into long-term borrowings and also consider alternative sources of financing, where applicable. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and have prepared these consolidated financial statements on a going concern basis.

2.	Principal Accounting Policies

The accounting policies have been consistently applied to all the years presented, unless otherwise stated.

The following new standards and amendments to standards are adopted for the first time to the financial year beginning 1 January 2009.

• International Accounting Standards (ÒIASÓ) 1 (revised), ‘Presentation of financial statements’. The revised standard prohibits the presentation of items of income and expenses (i.e. ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. All ‘non-owner changes in equity’ to be required to be shown in a performance statement.

Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income).

The Company and its subsidiaries elected to present one performance statement and these financial statements have been prepared under the revised disclosure requirements. Since the change in accounting policy only impacts presentation, there is no impact on earnings per share.

•
Amendments to IFRS 1 and IAS 27, ‘Cost of an investment in a subsidiary, jointly controlled entity and associate’. The amendment to the part of IAS 27 is relevant to the Company and its subsidiaries. The amendments to IAS 27 remove the definition of cost method and require an entity to record dividend income from its subsidiaries or associates when its rights to receive the dividends are established, i.e. including dividend distributed out of pre-acquisition and post-acquisition retained earnings in the statement of comprehensive income. The Company and its subsidiaries early apply this amendment prospectively from 1 January 2009 in their separate financial statements. These amendments have no material impact on those financial statements in the current year.

•
IFRS 8, ‘Operating segments’. IFRS 8 replaces IAS 14 ‘Segment reporting’ and requires a ‘management approach’ under which segment information is presented on the same basis as that used for internal reporting purposes. This has resulted in separation of port operations out of the original PRC geographical segment and included in ‘all other segments’ and Singapore geographical segment is grouped into the PRC geographical segment without port operations as a single ‘power segment’. In addition, the segment information disclosed is based on the information for internal reporting purpose which is under China Accounting Standard for Business Enterprises (ÒPRC GAAPÓ).

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers. The chief operating decision makers have been identified as directors and certain senior management of the Company that make strategic decisions.

IFRS 8 amends certain disclosure items which the Company and its subsidiaries have restated comparative information accordingly.

•
Amendment to IFRS 7, ‘Financial instruments: disclosures’. The amendment enhances the disclosure requirements about fair value measurement and reinforces existing principles for disclosure about liquidity risk. The amendment introduces a three-level hierarchy for fair value measurement disclosures and requires some specific quantitative disclosures for financial instruments on the lowest level in the hierarchy. It also requires the Company and its subsidiaries to provide additional disclosures about the relative reliability of fair value measurements. In addition, the amendment clarifies and enhances the existing requirements for the disclosure of liquidity risk primarily requiring a separate liquidity risk analysis for derivative and non-derivative financial liabilities. As the change in accounting policy only results in additional disclosures, there is no impact on earnings per share.

•
The IASB has issued an improvement document in May 2008 and one of the amendments to IFRS 7 required the exclusion of interest income from net financial expenses. The Company and its subsidiaries have separately presented interest income in the consolidated statement of comprehensive income in the current year and restated prior year comparative accordingly. Since the change in accounting policy only impacts presentation, there is no impact on earnings per share.

3.	Revenue and Segment Information

Revenues recognized during the year are as follows:

	For the year ended 31 December

	2009	2008

Sales of power	75,951,682	67,492,499
Sales of steam	464,940	117,454
Port service	177,448	—
Others	268,826	225,161

Total	76,862,896	67,835,114

Directors and certain senior management of the Company perform the function as chief operating decision makers (collectively referred to as the Òsenior managementÓ). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. Currently, the operating segments of the Company were grouped into power segment and all other segments (port operations).

Senior management assesses the performance of the operating segments based on a measure of profit / (loss) before income tax expense under PRC GAAP in related periods excluding dividend income received from available-for-sale financial assets and operating results of those centrally managed and resource allocation functions in headquarters. Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment (Òcorporate assetsÓ). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment (Òcorporate liabilitiesÓ). These form parts of the reconciliation to total balance sheet assets and liabilities.

All sales among the operating segments were performed at market price or close to market price, and have been eliminated as internal transactions when preparing consolidated financial statements.

(Under PRC GAAP)

	Power segment	All other segments	Total

For the year ended 31 December 2009
Total revenue	79,564,883	379,426	79,944,309
Inter-segment revenue	—	(201,978)	(201,978)

Revenue from external customers	79,564,883	177,448	79,742,331

Segment results	6,234,631	7,982	6,242,613

Interest income	63,972	714	64,686
Interest expense	(4,235,474)	(39,439)	(4,274,913)
Depreciation and amortization	(9,166,607)	(46,136)	(9,212,743)
Impairment loss on property, plant and equipment	(629,674)	—	(629,674)
Net loss on disposal of property, plant and equipment	(61,966)	—	(61,966)
Share of profits of associates	664,497	—	664,497
Income tax expense	(654,888)	(1,803)	(656,691)

For the year ended 31 December 2008
Total revenue	72,198,019	—	72,198,019
Inter-segment revenue	—	—	—

Revenue from external customers	72,198,019	—	72,198,019

Segment results	(4,104,740)	—	(4,104,740)

Interest income	90,811	—	90,811
Interest expense	(4,168,273)	(1,188)	(4,169,461)
Depreciation and amortization	(8,541,111)	(1)	(8,541,112)
Net loss on disposal of property, plant and equipment	(53,277)	—	(53,277)
Share of profits of associates	96,181	—	96,181
Income tax benefit	185,939	—	185,939

	Power segment	All other segments	Total

31 December 2009
Segment assets	188,444,809	1,517,972	189,962,781

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	27,563,073	36,967	27,600,040
Investments in associates	8,715,779	—	8,715,779
Segment liabilities	(137,099,373)	(792,750)	(137,892,123)

31 December 2008
Segment assets	169,772,662	1,462,563	171,235,225

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	51,347,593	1,440,471	52,788,064
Investments in associates	7,916,751	—	7,916,751
Segment liabilities	(121,092,939)	(743,517)	(121,836,456)

A reconciliation of revenue from external customers to operating revenue is provided as follows:

	For the year ended 31 December

	2009	2008

Revenue from external customers (PRC GAAP)	79,742,331	72,198,019
Reconciling item:
Impact of business combination under common control*	(2,884,007)	(4,372,882)
Impact of IFRS adjustments**	4,572	9,977

Operating revenue per consolidated statement of comprehensive income	76,862,896	67,835,114

A reconciliation of segment result to profit / (loss) before income tax expense is provided as follows:

	For the year ended 31 December

	2009	2008

Segment results (PRC GAAP)	6,242,613	(4,104,740)
Reconciling items:
Loss related to the headquarters	(281,069)	(351)
Investment income from China Huaneng Finance Co., Ltd. (ÒHuaneng FinanceÓ)	88,291	37,591
Impact of business combination under common control*	(4,742)	(365,545)
Impact of IFRS adjustments**	(341,117)	(358,511)

Profit / (Loss) before income tax expense per consolidated statement of comprehensive income	5,703,976	(4,791,556)

Reportable segments’ assets are reconciled to total assets as follows:

	As at 31 December 2009	As at 31 December 2008

Total segment assets (PRC GAAP)	189,962,781	171,235,225

Reconciling items:

Investment in Huaneng Finance	570,917	563,269
Deferred income tax assets	547,664	426,120
Prepaid income tax	40,815	172,758
Available-for-sale financial assets	2,555,972	1,524,016
Corporate assets	318,977	147,075
Impact of business combination under common control*	—	(9,480,805)
Impact of IFRS adjustments**	3,890,053	1,330,100

Total assets per consolidated balance sheet	197,887,179	165,917,758

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 31 December 2009	As at 31 December 2008

Total segment liabilities (PRC GAAP)	(137,892,123)	(121,836,456)
Reconciling items:
Current income tax liabilities	(292,509)	(34,762)
Deferred income tax liabilities	(1,386,493)	(1,091,023)
Corporate liabilities	(5,709,119)	(5,772,768)
Impact of business combination under common control*	—	5,720,148
Impact of IFRS adjustments**	(1,958,815)	(342,944)

Total liabilities per consolidated balance sheet	(147,239,059)	(123,357,805)

Other material items:

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of business combination under common control*	Impact of IFRS adjustments**	Total

For the year ended 31 December 2009
Interest expense	(4,274,913)	(159,070)	—	173,583	—	(4,260,400)
Depreciation and
amortization	(9,212,743)	(20,384)	—	725,416	(242,004)	(8,749,715)
Share of profits
of associates	664,497	—	88,291	—	3,376	756,164
Income tax expense	(656,691)	—	—	16,671	46,233	(593,787)

For the year ended 31 December 2008
Interest expense	(4,169,461)	(176,604)	—	281,286	—	(4,064,779)
Depreciation and
amortization	(8,541,112)	(17,095)	—	911,670	(262,198)	(7,908,735)
Share of profits
of associates	96,181	—	37,591	—	(61,084)	72,688
Income tax benefit	185,939	—	—	33,886	19,898	239,723

*
Under PRC GAAP, the business combination under common control is accounted for under merger accounting method; the operating results for all periods presented are retrospectively restated by combining the financial information of the businesses acquired as if they had been combined from the date when the combining entities first came under the control of the controlling party. However, these business combinations are accounted for using purchase method under IFRS. Therefore, the financial information of business acquired before the acquisition date is shown as the difference between PRC GAAP and IFRS.

**
The GAAP adjustments above were primarily brought forward from prior years. Such differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the year ended 31 December

	2009	2008

PRC	66,355,907	57,421,766

Singapore	10,506,989	10,413,348

	76,862,896	67,835,114

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 31 December

	2009	2008

PRC	149,590,150	123,273,419

Singapore	21,056,775	20,687,670

	170,646,925	143,961,089

The information on the portion of external revenue of the Company and its subsidiaries which is generated from sales to major customers of the Company and its subsidiaries at amount equal to or more than 10% of external revenue is as follows:

	For the year ended 31 December

	2009		2008

	Amount	Proportion	Amount	Proportion

ShanDong Electric Power Corporation	10,457,022	14%	7,895,766	12%
JiangSu Electric Power Company	10,555,992	14%	9,565,878	14%
ZheJiang Electric Power Corporation	8,154,374	11%	7,487,033	11%

4.	Share of Profits of Associates

	For the year ended 31 December

	2009	2008

Share of profit before income tax expense	1,008,784	187,518
Share of income tax expense	(252,620)	(114,830)

	756,164	72,688

5.	Income Tax (Expense) / Benefit

On 16 March 2007, the National People’s Congress promulgated the ÒCorporate Income Tax Law of the People’s Republic of ChinaÓ which became effective from 1 January 2008. Domestic entities of the Company and its subsidiaries which originally enjoyed preferential tax treatments will transit to 25% gradually in five years from 1 January 2008 onwards. Domestic subsidiaries with original applicable tax rate of 33% apply tax rate of 25% from 1 January 2008 onwards. Pursuant to Guo Fa [2007] 39 document, starting from 1 January 2009, entities which originally enjoyed two-year tax exemption and three-year 50% reduction tax treatments, continue to follow the original tax laws, administrative regulations and relevant documents until respective expiration dates. However, those not being entitled to preferential tax treatment as a result of tax losses, the preferential period started from 2008 onwards.

The income tax rate applicable to Singapore subsidiaries changed from 18% in 2008 to 17% from 1 January 2009 onwards.

Pursuant to Guo Shui Han [2009]33 document, starting from 1 January 2008, the Company and its branches calculate and pay income tax on a combined basis according to relevant tax laws and regulations. The original regulation specifying locations for power plants and branches of the Company to make enterprise income tax payments was abolished. The income tax of subsidiaries remains to be calculated individually based on their individual operating results. The income tax charges are based on assessable profit for the year and after considering deferred taxation. No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the year (2008: nil).

Income tax expense comprised:

	For the year ended 31 December

	2009	2008

Current income tax expense	889,159	48,565
Deferred income tax	(295,372)	(288,288)

	593,787	(239,723)

The reconciliation of the effective income tax rate from the statutory income tax rate is as follows:

	For the year ended 31 December

	2009	2008

Average statutory income tax rate	20.82%	20.06%
Effect of tax holiday	(1.54%)	(1.21%)
Tax credit relating to domestically manufactured equipment*	—	(2.52%)
Deductible tax loss not recognized as deferred income tax assets in the current year	1.76%	(9.67%)
Utilization of previously unrecognized tax losses	(7.18%)	—
Impact of the tax rate differential on existing deferred income tax balance	(3.52%)	1.32%
Others	0.07%	(2.98%)

Effective income tax rate	10.41%	5.00%

*	This represented tax credit granted to certain power plants on their purchases of certain domestically manufactured equipment upon the approval of the tax bureaus.

The average statutory tax rate for the years ended 31 December 2009 and 2008 represented the weighted average tax rate of the Company and its subsidiaries calculated on the basis of the relative amounts of profit before income tax expense and the applicable statutory income tax rates.

6.	Accounts receivable

Accounts receivable comprised the following:

	The Company and its subsidiaries		The Company

	As at 31 December		As at 31 December

	2009	2008	2009	2008

Accounts receivable	9,717,681	7,153,834	5,231,868	3,873,554
Notes receivable	351,630	666,255	41,816	114,000

	10,069,311	7,820,089	5,273,684	3,987,554

Less: provision for doubtful accounts	(26,408)	(25,589)	—	—

	10,042,903	7,794,500	5,273,684	3,987,554

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which credit period ranged from 5 to 60 days from the dates of billing. As at 31 December 2009, accounts receivable (within one month and no provision) of the Company and its subsidiaries amounted to approximately RMB 1,032 million (2008: RMB 505 million) was secured to a bank as collateral against a short-term loan of RMB 698 million. (2008: RMB 500 million).

Ageing analysis of accounts receivable was as follows:

	The Company and its subsidiaries		The Company

	As at 31 December		As at 31 December

	2009	2008	2009	2008

Within 1 year	10,035,455	7,819,926	5,269,683	3,987,554
Between 1 to 2 years	29,726	—	4,001	—
Between 2 to 3 years	—	12	—	—
Over 3 years	4,130	151	—	—

	10,069,311	7,820,089	5,273,684	3,987,554

As at 31 December 2009, the maturity period of the notes receivable ranged from 3 to 7 months (2008: from 4 to 7 months).

7.	Surplus Reserves

According to the Company Law of the PRC, the Company’s articles of association and board resolutions, the Company appropriates 10% of each year’s net profit to the statutory surplus reserve until such a reserve reaches 50% of the registered share capital when the Company can opt out. Upon the approval from relevant authorities, this reserve can be used to make up any losses incurred or to increase share capital. Except for offsetting against losses, this reserve cannot fall below 25% of the share capital after being used to increase share capital. According to the Company’s articles of association and board resolutions on 23 March 2010, the Company intends to appropriate 10% of current year net profit attributable to equity holders of the Company under PRC GAAP to the statutory surplus reserve, amounting to RMB 508,099,656 (2008: no appropriation made as a result of loss-making).

Appropriation of discretionary surplus reserve is proposed by the Board of Directors, and approved by the general meeting of shareholders. This reserve can be used to make up any losses incurred in prior years or to increase the share capital after obtaining relevant approvals. For the year ended 31 December 2009, no provision was made to the discretionary surplus reserve (2008: nil).

According to the articles of association, distributable profit of the Company is derived based on the lower of amounts determined in accordance with (a) the PRC GAAP and (b) IFRS. The amount of distributable profit resulting from the operations for the year ended 31 December 2009 was approximately RMB4.93 billion (2008: nil). The cumulative balance of distributable profit as at 31 December 2009 was approximately RMB 13.831 billion (2008: RMB9.914 billion).

8.	Dividends

On 23 March 2010, the Board of Directors proposed a cash dividend of RMB 0.21 per share, totaling approximately RMB 2,531.6 million. This proposal is subject to the approval of the shareholders at the annual general meeting. These financial statements do not reflect this dividends payable, which will be accounted for in shareholders’ equity as an appropriation of retained earnings for the year ending 31 December 2010.

On 18 June 2009, upon the approval from the annual general meeting of the shareholders, the Company declared 2008 final dividend of RMB 0.10 (2007 final dividend: RMB 0.30) per ordinary share, totaled approximately RMB 1,206 million (2008: RMB 3,606 million).

9.	Accounts payable and other liabilities

Accounts payable and other liabilities comprised:

	The Company and its subsidiaries		The Company

	As at 31 December		As at 31 December

	2009	2008	2009	2008

Accounts and notes payable	4,386,461	3,009,966	2,162,818	1,826,695
Amounts received in advance	932,625	877,287	875,349	834,468
Payables to contractors for construction	5,812,941	4,304,810	2,969,753	2,811,025
Other payables to contractors	932,092	444,927	612,132	322,614
Advances from Yingkou Port Bureau	—	720,235	—	—
Accrued interest	558,494	469,823	409,056	286,275
Accrued pollutants discharge fees	75,303	64,367	44,489	48,530
Accrued water-resources fees	59,272	48,253	44,967	43,085
Accrued service fee of intermediaries	43,217	45,355	43,217	45,355
Others	1,724,215	882,457	1,102,223	491,128

	14,524,620	10,867,480	8,264,004	6,709,175

The ageing analysis of accounts and notes payable was as follows:

The Company and its subsidiaries		The Company

As at 31 December		As at 31 December

2009	2008	2009	2008

Accounts and notes payable
Within 1 year	4,365,569	2,967,346	2,161,409	1,824,539
Between 1 to 2 years	5,875	29,558	1,028	1,809
Over 2 years	15,017	13,062	381	347

Total	4,386,461	3,009,966	2,162,818	1,826,695

10.	Additional financial information on balance sheets

As at 31 December 2009, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB 35,392 million (2008: RMB 32,468 million). On the same date, total assets less current liabilities were approximately RMB 138,306 million (2008: RMB 113,432 million).

As at 31 December 2009, the net current liabilities of the Company amounted to approximately RMB24,170 million (2008: RMB 12,084 million). On the same date, total assets less current liabilities were approximately RMB 87,727 million (2008: RMB 79,792 million).

11.	Earnings / (Loss) per Share

The basic earnings / (loss) per share is calculated by dividing the consolidated profit / (loss) attributable to the shareholders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the year:

	2009	2008

Consolidated profit / (loss) attributable to shareholders of the Company	4,929,544	(3,937,688)
Weighted average number of the Company’s outstanding ordinary shares	12,055,383	12,055,383

Basic earnings / (loss) per share	0.41	(0.33)

There was no dilutive effect on earnings / (loss) per share since the Company had no dilutive potential ordinary shares for the years ended 31 December 2009 and 2008.

12.	Material Business Combinations

In September 2009, the Company acquired 65% equity interest of Qidong Wind Power from Huaneng New Energy at a consideration of RMB 103 million. The acquired business contributed consolidated revenue of RMB 18 million and consolidated profit of RMB 1 million to the Company and its subsidiaries for the period from date of acquisition to 31 December 2009.

In September 2009, the Company acquired 41% equity interest of Beijing Cogeneration and 55% equity interest of Yangliuqing Power Company from HIPDC and Huaneng Group at a consideration of RMB 1,175 million and RMB 1,076 million, respectively. The acquired business contributed consolidated revenue of RMB 1,308 million and consolidated profit of RMB 147 million to the Company and its subsidiaries for the period from the date of acquisition to 31 December 2009.

Should the above acquisitions had occurred on 1 January 2009, unaudited consolidated revenue and unaudited consolidated profit of the Company and its subsidiaries for the year would have been RMB79,747 million and RMB 5,005 million, respectively.

Details of consideration and goodwill arising from the acquisitions of Qidong Wind Power, Beijing Cogeneration and Yangliuqing Power Company by the Company are as follows:

Purchase consideration:
— Cash paid	2,354,117
— Direct costs relating to the acquisition	1,645

2,355,762

The assets and liabilities arising from the acquisitions of Qidong Wind Power, Beijing Cogeneration and Yangliuqing Power Company are as follows:

	Qidong Wind Power		Beijing Cogeneration		Yangliuqing Power Company		Total

	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount	Fair value	Acquiree’s carrying amount	Fair value	Acquirees’ carrying amount

Cash and cash equivalents	31,643	31,643	332,587	332,587	55,655	55,655	419,885	419,885
Property, plant and equipment	936,565	899,361	2,962,292	2,828,123	3,643,370	3,589,113	7,542,227	7,316,597
Land use rights	3,990	3,990	850,181	42,398	291,629	—	1,145,800	46,388
Deferred income tax assets	—	3,745	—	28,925	—	11,469	—	44,139
Other non-current assets	—	—	7,092	7,092	2,477	2,477	9,569	9,569
Inventories	—	—	109,333	109,333	144,327	144,327	253,660	253,660
Receivables	7,492	7,492	227,386	227,386	228,221	228,221	463,099	463,099
Payables	(201,099)	(201,099)	(333,743)	(333,743)	(81,825)	(81,825)	(616,667)	(616,667)
Salary and welfare payables	(140)	(140)	(59,309)	(59,309)	(1,430)	(1,430)	(60,879)	(60,879)
Borrowings	(600,000)	(600,000)	(1,280,756)	(1,280,756)	(2,525,074)	(2,525,074)	(4,405,830)	(4,405,830)
Deferred income tax liabilities	(5,556)	—	(199,011)	—	(75,002)	—	(279,569)	—

Net identifiable assets acquired	172,895	144,992	2,616,052	1,902,036	1,682,348	1,422,933	4,471,295	3,469,961

Minority interests	(78,713)		(1,543,471)		(757,057)		(2,379,241)
Goodwill	8,963		103,286		151,459		263,708

Total purchase price	103,145		1,175,867		1,076,750		2,355,762

Consideration paid in cash	103,000		1,175,117		1,076,000		2,354,117
Direct cost relating to acquisitions	145		750		750		1,645
Less: cash and cash equivalents from the subsidiaries acquired	(31,643)		(332,587)		(55,655)		(419,885)

Net cash paid for acquiring the subsidiaries	71,502		843,280		1,021,095		1,935,877

Goodwill arising from the acquisitions is attributable to the high profitability of the acquired businesses and the significant synergies expected to arise after the acquisitions of the Company on the equity interests in the subsidiaries stated above.

On 24 March 2008, SinoSing Power acquired 100% equity interest of Tuas Power from Temasek. The acquired business contributed consolidated revenue of RMB 10,413 million and consolidated profit of RMB 549 million to the Company and its subsidiaries for the period from date of acquisition to 31 December 2008. Should the acquisition had occurred on 1 January 2008, unaudited consolidated revenue and unaudited consolidated loss of the Company and its subsidiaries for the year would have been RMB 70,383 million and RMB 4,587 million, respectively.

Details of consideration and goodwill arising from the acquisition of Tuas Power by SinoSing Power are as follows:

Consideration paid in cash	21,675,288
Directly incremental costs	88,164

Total cost of combination	21,763,452

The assets and liabilities arising from the acquisition of Tuas Power are as follows:

	Fair value	Acquiree’s carrying amount

Cash and cash equivalents	1,619,108	1,619,108
Property, plant and equipment	6,074,396	5,715,125
Land use rights	614,549	213,757
Power generation licence	4,073,278	24,767
Deferred income tax assets	650	650
Other non-current assets	189,863	165,097
Inventories	746,360	746,360
Derivative financial assets	180,595	180,595
Receivables	1,297,323	1,297,323
Payables	(3,007,452)	(3,007,452)
Salary and welfare payables	(14,952)	(14,952)
Borrowings	(102,592)	(102,592)
Derivative financial liabilities	(98,180)	(98,180)
Deferred income tax liabilities	(1,163,474)	(293,474)
Minority interests	(35,047)	(35,047)

Net identifiable assets acquired	10,374,425	6,411,085

Goodwill	11,389,027

Total purchase price	21,763,452

Consideration paid in cash	21,675,288
Direct costs relating to acquisition	82,583
Less: cash and cash equivalents from the subsidiaries acquired	(1,619,108)

Net cash paid for acquiring the subsidiaries	20,138,763

The goodwill is attributable to leading position and profitability of Tuas Power in its market.

B.	FINANCIAL INFORMATION EXTRACTED FROM CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP
(Amount expressed in units of RMB unless otherwise stated)

	1.	FINANCIAL HIGHLIGHTS AND FINANCIAL RATIOS

(Amounts Expressed In RMB)

		For the year ended 31 December			For the year ended 31 December

	Unit	2009	2008	Variance (%)	2007

			(Restated)		(Restated)

Operating revenue	Yuan	79,742,330,872	72,198,018,863	10.45	54,612,416,097
Profit / (Loss) before taxation	Yuan	6,049,835,488	(4,067,498,647)	248.74	8,184,569,229
Net profit / (loss) attributable to shareholders of the company	Yuan	5,080,996,564	(3,562,921,969)	242.61	6,299,336,670
Net profit / (loss) attributable to shareholders of the Company (excluding non-recurring items)	Yuan	5,548,040,101	(3,739,404,605)	248.37	5,198,281,694
Basic earnings/ (loss) per share	Yuan/Share	0.42	(0.30)	240.00	0.52
Diluted earnings/ (loss) per share	Yuan/Share	0.42	(0.30)	240.00	0.52
Basic earnings/ (loss) per share (excluding non-recurring items)	Yuan/Share	0.46	(0.31)	248.39	0.43
Return on net assets (weighted average)%		12.67	(8.30)	Increased by 20.97 percents	13.67
Return on net assets calculated based on net profit / (loss) excluding non-recurring items (weighted average)%		13.84	(8.71)	Increased by 22.55 percents	11.28
Net cash flows from operating activities	Yuan	15,989,435,076	6,493,273,209	146.25	13,979,553,153
Net cash flows from operating activities per share	Yuan/Share	1.33	0.54	146.30	1.16

		31 December 2009	31 December 2008	Variance (%)	31 December 2007
			(Restated)		(Restated)

Total assets	Yuan	193,997,126,854	174,068,464,039	11.45	131,199,267,916
Shareholders’ equity attributable to shareholders of the Company	Yuan	41,015,519,318	38,027,728,339	7.86	47,849,610,087
Net assets per share attributable to shareholders of the Company	Yuan/Share	3.40	3.15	7.94	3.97

Note:	Formula of key financial ratios:

Basic earnings / (loss) per share = Net profit / (loss) attributable to shareholders of the Company for the year / Weighted average number of ordinary shares

Return on net assets (weighted average)= Net profit / (loss) attributable to shareholders of the Company for the year / weighted average shareholders’ equity (excluding minority interests)×100%

2.	ITEMS AND AMOUNTS OF NON-RECURRING ITEMS
(Amounts Expressed in RMB)

Non-recurring items	For the year ended 31 December 2009

Net loss from disposal of non-current assets	(61,965,607)
Government grants (excluding government grants closely related to the operations of the Company and granted on fixed amounts or fixed quota basis uniformly regulated by the State) recorded in the profit and loss	214,622,151
The gain or loss on fair value change of held-for-trading financial assets and liabilities (excluding effective hedging instruments related to operating activities of the Company) and gain or loss on disposal of held-for-trading financial assets and liabilities and available-for-sale financial assets	(14,025,435)

Reversal of provision for doubtful accounts on receivables tested individually for impairments	3,517,570
Non-operating income and expenses (excluding items above)	(36,249,590)
Others	(629,672,883)
Net loss of subsidiaries acquired from business combinations under common control	(11,928,403)
Impact of income tax	118,127,963
Impact of minority interests (net of tax)	(49,469,303)

Total	(467,043,537)

3.	PROFIT AND LOSS ACCOUNTS
For the year ended 31 December 2009
(Amounts Expressed in RMB)

		For the year ended 31 December
	Note	2009	2008	2009	2008

		Consolidated		The Company
			(Restated)

1. Operating revenue		79,742,330,872	72,198,018,863	43,566,932,068	37,826,145,958
Less: Operating costs		(66,961,169,769)	(70,611,947,427)	(35,898,943,327)	(37,786,703,845)
Tax and levies on operations		(165,586,134)	(121,951,257)	(42,166,236)	(14,823,287)
Selling expenses		(3,423,738)	(2,505,051)	—	—
General and administrative expenses		(2,360,326,271)	(1,922,213,529)	(1,564,502,567)	(1,216,341,160)
Financial expenses, net		(4,435,425,518)	(3,838,430,320)	(2,605,478,879)	(1,513,453,706)
Assets impairment loss		(658,796,122)	(94,901,148)	(581,837,575)	(207,765,617)
Loss from changes in fair value		(33,637,701)	(54,657,795)	—	—
Add: Investment income		809,462,915	184,833,113	915,196,728	833,927,495
Including: investment income from associates		752,787,801	133,772,054	751,164,179	131,920,229

2. Operating profit / (loss)	5,933,428,534	(4,263,754,551)	3,789,200,212	(2,079,014,162)
Add: Non-operating income	278,927,428	327,715,168	200,558,806	144,449,425
Less: Non-operating expenses	(162,520,474)	(131,459,264)	(130,255,601)	(89,888,521)
Including: loss on disposals of non-current assets	(105,578,459)	(74,029,920)	(92,998,786)	(56,697,101)

3. Profit / (Loss) before taxation	6,049,835,488	(4,067,498,647)	3,859,503,417	(2,024,453,258)
Less: Income tax (expense) / benefit	(656,691,499)	185,938,812	(40,361,381)	49,814,104

		For the year ended 31 December
	Note	2009	2008	2009	2008

		Consolidated		The Company
			(Restated)

4. Net profit / (loss)		5,393,143,989	(3,881,559,835)	3,819,142,036	(1,974,639,154)

Including: net (loss)/ profit generated by acquirees before business combinations under common control		(11,928,403)	331,658,788	—	—
Attributable to:
Shareholders of the Company		5,080,996,564	(3,562,921,969)	3,819,142,036	(1,974,639,154)
Minority interests		312,147,425	(318,637,866)	—	—

5. Earnings / (Loss) per share (based on the net profit / (loss) attributable to shareholders of the Company)
Basic earnings / (loss) per share		0.42	(0.30)
Diluted earnings / (loss) per share		0.42	(0.30)

6. Other comprehensive income/ (loss)		1,572,144,362	(2,550,727,373)	823,341,825	(1,551,783,641)

7. Total comprehensive income / (loss)	6,965,288,351	(6,432,287,208)	4,642,483,861	(3,526,422,795)

Attributable to
— Shareholders of the Company	6,651,824,129	(6,123,061,313)	4,642,483,861	(3,526,422,795)
— Minority interests	313,464,222	(309,225,895)	—	—

4.	NET INCOME RECONCILIATION BETWEEN PRC GAAP AND IFRS

The financial statements, which are prepared by the Company and its subsidiaries in conformity with PRC GAAP, differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the net profit / (loss) is summarized as follows:

	Net profit / (Loss)

	2009	2008

	RMB’000	RMB’000
		(Restated)

Consolidated net profit / (loss) attributable to shareholders of the Company under PRC GAAP	5,080,997	(3,562,922)

Impact of IFRS adjustments:
Effect of reversal of the recorded the amounts received in advance of the previous years (a)	4,571	9,977
Amortization of the difference in the recognition of housing benefits of the previous years (b)	(32,744)	(36,751)
Difference on depreciation related to borrowing costs capitalized in previous years (c)	(30,139)	(29,745)
Differences in accounting treatment on business combinations under common control (d)	13,573	(331,659)
Difference in depreciation and amortization of assets acquired in business combinations under common control (d)	(286,276)	(339,800)
Applicable deferred income tax impact of the GAAP differences above (e)	41,308	38,187
Others	6,750	19,519

Profit attributable to minority interests on the adjustments above	131,504	295,506

Profit / (Loss) attributable to equity holders of the Company under IFRS	4,929,544	(3,937,688)

(a)	Effect of recording the amounts received in advance of previous years

In accordance with the tariff setting mechanism applicable to certain power plants of the Company in previous years, certain power plants of the Company receive advanced payments in the previous years (calculated at 1% of the original cost of fixed assets) as the major repairs and maintenance cost of these power plants. Such receipts in advance are recognized as liabilities under IFRS and are recognized as revenue when the repairs and maintenance is performed and the liabilities are extinguished. In accordance with PRC GAAP, when preparing the financial statements, revenue is computed based on actual power sold and the prevailing tariff set by the State, no such amounts are recorded.

(b)	Difference in the recognition of housing benefits to the employees of the Company and its subsidiaries in previous years

The Company and its subsidiaries once provided staff quarters to the employees of the Company and its subsidiaries and sold such staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform offices. Difference between cost of the staff quarters and proceeds from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

Under Previous Accounting Standards and Accounting System (ÒPrevious PRC GAAPÓ) , in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(c)	Effect of depreciation on the capitalization of borrowing costs in previous years

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively, the current year adjustments represent the related depreciation on capitalized borrowing costs included in the cost of related assets under IFRS in previous years.

(d)	Differences in accounting treatment on business combinations under common control

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC in previous years. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, under common control business combinations, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The transaction costs directly attributable to the business combinations incurred by the acquirer are recorded in the profit and loss account as incurred. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition.

For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. The transaction costs incurred were recorded in profit and loss account as incurred. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against retained earning.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. Direct transaction costs incurred by the acquirer were included in the acquisition cost. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortization in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments. Such differences will be gradually eliminated with the depreciation, amortization and disposal of assets.

(e)	Deferred income tax impact on GAAP differences

This represents related deferred income tax impact on the GAAP differences above where applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By:	/s/ Gu Biquan

Name:	Gu Biquan

Title:	Company Secretary

Date:    March 24, 2010